FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

04024774

Cali, April 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated September 09, 2003, addressed to the **Superintendencia de Valores,** to inform the transfer for a cession of active for 1.811.539 shares of the Corporación in favor of Nación-Ministerio de Hacienda y Crédito Público.

2. Spanish and English version of the remissory letter dated September 12, 2003, addressed to the **Superintendencia de Valores,** to inform the awarding of 362 shares of the Corporación, in favor of the Mrs. Olga Jaramillo and Bertha Jaramillo.

3. Spanish and English version of the remissory letter dated October 22, 2003, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

4. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

5. Spanish and English version of the letter dated December 23, 2003, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of

transaction between a same real beneficiary by 1.826.601 shares of the Corporación, in favor of Valle Cement Investments Ltd.

6. Spanish and English version of the letter dated January 09, 2003, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of transaction by 25.000 shares of the Corporación, in favor of Valores del Campo S.A.

7. Spanish and English version of the remissory letter dated January 23, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

8. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

9. Spanish and English version of the letter dated February 03, 2004, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of fusion by 1.970.888 shares of the Corporación, in favor of Mizuho Corporate Bank Limited.

10. Spanish and English version of the letter dated February 05, 2004, addressed to the **Superintendencia de Valores and Bolsa de Valores de Colombia,** announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 04, 2004, and the General Assembly Meeting of Common Shareholders to be held on March 05, 2004, as well as the announcements in the El Pais and La Republica newspapers.

11. Press release in newspaper **La Republica** and **El Pais** dated February 03 and February 04, 2004 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 04, 2004, and announcing the General Assembly Meeting of Common Shareholders to be held on March 05, 2004.

12. Spanish and English version of the letters dated February 05, 2004 directed to the Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

13. Spanish and English version of the letter dated February 05, 2004, directed to the Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

14. Spanish and English version of the remissory letter dated February 27, 2004, addressed to the **Superintendencia de Valores** to inform about the Contract of Exchange by 34.960 shares of the Corporación, in favor of Inversiones Industriales, Comerciales y Financieras S.A..

15. Spanish and English version of the remissory letter dated March 02, 2004, addressed to the **Superintendencia de Valores,** to inform about the transaction by 104 shares of the Corporación, in favor of Santiago Valencia Escobar.

16. Spanish and English version of the remissory letter dated March 23, 2004, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of March 31, 2004.

17. Copy of the above mentioned Form dated March 31, 2004.

18. Spanish and English version of the letter dated March 24, 2004 addressed to the **Superintendencia de Valores** remitting a copy of the **Minute No. 014** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders.

19. Spanish and English version of the **Minute No. 014** of the General Assembly Meeting of Preferred Stockholders, to be held on March 04, 2004.

20. Spanish and English version of the letter dated March 24, 2004 addressed to the **Superintendencia de Valores**, remitting a copy of the **Minute No. 057** corresponding to the General Assembly Meeting of Common Shareholders.

21. Spanish and English version of the **Minute No. 057** of the General Assembly Meeting of Common Shareholders.

22. Copy of Company's 2003 Annual Report, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, April 29, 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Spanish and English version of the remissory letter dated September 09, 2003, addressed to the **Superintendencia de Valores,** to inform the transfer for a cession of active for 1.811.539 shares of the Corporación in favor of Nación-Ministerio de Hacienda y Crédito Público.

2. Spanish and English version of the remissory letter dated September 12, 2003, addressed to the **Superintendencia de Valores,** to inform the awarding of 362 shares of the Corporación, in favor of the Mrs. Olga Jaramillo and Bertha Jaramillo.

3. Spanish and English version of the remissory letter dated October 22, 2003, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

4. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

5. Spanish and English version of the letter dated December 23, 2003, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of

transaction between a same real beneficiary by 1.826.601 shares of the Corporación, in favor of Valle Cement Investments Ltd.

6. Spanish and English version of the letter dated January 09, 2003, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of transaction by 25.000 shares of the Corporación, in favor of Valores del Campo S.A.

7. Spanish and English version of the remissory letter dated January 23, 2004, addressed to the **Superintendencia de Valores** including Forms F-220-511. F-220-515 and F-220-516 informing about the composition of the main Non - Voting Preferred Stock Holders and Common Stock Holders, as well as general economic information about equity and other items, and general economic information about shares and shareholders.

8. Copy of the above mentioned Form F-220-511, F-220-515 and F-220-516.

9. Spanish and English version of the letter dated February 03, 2004, addressed to the **Superintendencia de Valores,** to inform the crossing with occasion of fusion by 1.970.888 shares of the Corporación, in favor of Mizuho Corporate Bank Limited.

10. Spanish and English version of the letter dated February 05, 2004, addressed to the **Superintendencia de Valores and Bolsa de Valores de Colombia,** announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders, to be held on March 04, 2004, and the General Assembly Meeting of Common Shareholders to be held on March 05, 2004, as well as the announcements in the El Pais and La Republica newspapers.

11. Press release in newspaper **La Republica** and **El Pais** dated February 03 and February 04, 2004 announcing the General Assembly Meeting on Non-Voting Preferred Stock Holders, to be held on March 04, 2004, and announcing the General Assembly Meeting of Common Shareholders to be held on March 05, 2004.

12. Spanish and English version of the letters dated February 05, 2004 directed to the Fiducolombia Sociedad Fiduciaria S.A., announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

13. Spanish and English version of the letter dated February 05, 2004, directed to the Bank of New York Company, INC, announcing the General Assembly Meeting of Non-Voting Preferred Stock Holders.

14. Spanish and English version of the remissory letter dated February 27, 2004, addressed to the **Superintendencia de Valores** to inform about the Contract of Exchange by 34.960 shares of the Corporación, in favor of Inversiones Industriales, Comerciales y Financieras S.A..

15. Spanish and English version of the remissory letter dated March 02, 2004, addressed to the **Superintendencia de Valores,** to inform about the transaction by 104 shares of the Corporación, in favor of Santiago Valencia Escobar.

16. Spanish and English version of the remissory letter dated March 23, 2004, addressed to the **Superintendencia de Valores**, enclosing Form for **Inscripción y Actualización de Intermediarios en el Registro Nacional de Valores e Intermediarios Personas Jurídicas** as of March 31, 2004.

17. Copy of the above mentioned Form dated March 31, 2004.

18. Spanish and English version of the letter dated March 24, 2004 addressed to the **Superintendencia de Valores** remitting a copy of the **Minute No. 014** corresponding to the General Assembly Meeting of Non-Voting Preferred Stock Holders.

19. Spanish and English version of the **Minute No. 014** of the General Assembly Meeting of Preferred Stockholders, to be held on March 04, 2004.

20. Spanish and English version of the letter dated March 24, 2004 addressed to the **Superintendencia de Valores**, remitting a copy of the **Minute No. 057** corresponding to the General Assembly Meeting of Common Shareholders.

21. Spanish and English version of the **Minute No. 057** of the General Assembly Meeting of Common Shareholders.

22. Copy of Company's 2003 Annual Report, audited by the firm Deloitte Colombia Ltda.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

FILE No. 823437

RECEIVED
2004 MAY -5 A 8: 44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, September 09, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Reference 002-011 - Corporación Financiera del Valle S.A.
330 - Quarterly information
01 - Emitting Requirements
With annexed

I am hereby advising that we have registered in the Common Shareholders Book of Corporación Financiera del Valle S.A., the transfer for a cession of active for 1.811.539 shares of the Corporación in favor of Nación- Ministerio de Hacienda y Crédito Público.

The above stocks belonged to the Instituto de Fomento Industrial – IFI.

The previous registry I am made having in account the letter of communication of the shareholder, copies of the interameradministrativo contract of transference and administration of assets properly signed by the Ministerio de Hacienda and Crédito Público and the President of the Institute de Fomento Industrial - IFI, communication of the Ministerio de Hacienda y Crédito Público, copy of the decree No. 1450 of the 29 of May of 2003 emitted by the Ministerio de Hacienda y Crédito Público and the titles.

I am accompanying this letter with annexed Circular letter No. 07 of 1998 duly completed.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20039-498
Fecha : 11/09/2003 15 43
Trámite : 201 INFORMES DE COLOCACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 mh 126344

Cali, 09 de septiembre de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud / Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de cesión de activos por 1.811.539 acciones de la Corporación, a favor de la Nación - Ministerio de Hacienda y Crédito Público.

Las acciones eran de propiedad del Instituto de Fomento Industrial - IFI.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, copia del contrato interadministrativo de transferencia y administración de activos debidamente firmado por el Ministro de Hacienda y Crédito Público y el Presidente del Instituto de Fomento Industrial-IFI, comunicación del Ministerio de Hacienda y Crédito Público, copia del decreto No. 1450 del 29 de mayo de 2003 emitido por el Ministerio de Hacienda y Crédito Público y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

[illegible]
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.811.539 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.36% Ordinarias 2.11% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 4.482,57)

MONTO TOTAL TRASPASO: ($ 8.120.353.505,81)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Instituto de Fomento Industrial - IFI	899.999.088-7	1.811.539	2,36	0	0,00	Nación - Ministerio de Hacienda y Crédito Público	899.999.090-2	0	0,00	1.811.539	2,36

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Cesión de Activos

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- copia del contrato interadministrativo de transferencia y administración de activos
- comunicación del Ministerio de Hacienda y Crédito Público
- Decreto No. 1450 de mayo 29 de 2003 expedido por el Minsterio de Hacienda y Crédito Público
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, September 12, 2003

Luz Stella Díaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá D.C.

Reference 002-011 - Corporación Financiera del Valle S.A.
330 - Quarterly information
01 - Emitting Requirements
With annexed

By means of the present I inform to him that within the process of succession of Mr. Guillermo Jaramillo Strap, we have registered in our Book of Shareholders with Preferential Dividend and without Right to Vote of the Corporacion Financiera del Valle S.A., the awarding of 362 shares of the Corporación, in favor of the following people:

Olga Jaramillo Strap 181 shares.

Bertha Jaramillo Strap 181 shares.

The previous registry was made having in account, the copy of the writing publishes of succession No. 3.026 of the Notaria Thirteen of Cali and titles.

I accompany the annex by circulating No. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20039-628
Fecha : 16/09/2003 14:42
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 mh 126536

Cali, 12 de septiembre de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que dentro del proceso de sucesión del señor Guillermo Jaramillo Correa, hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., la adjudicación de 362 acciones de la Corporación, a favor de las siguientes personas:

Olga Jaramillo Correa 181 acciones.
Bertha Jaramillo Correa 181 acciones.

El anterior registro se realizó teniendo en cuenta, la copia de la escritura pública de sucesión No. 3.026 de la Notaria Trece de Cali y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 362 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.00% Preferenciales 0.00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 10,oo)

MONTO TOTAL TRASPASO:($ 3.620,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Guillermo Jaramillo Correa	2.423.543	362	0,00	0	0,00	Olga Jaramillo Correa	29.002.726	183	0,00	364	0,00
						Bertha Jaramillo Correa	29.002.727	183	0,00	364	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Sucesión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos): copia de la Escritura Pública de Sucesión
títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, October 22, 2003

Cesar Edgar Rueda Gomez
Jefe Division Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Quarterly information
	01	-	Emitting Requirements
			Whit annexed

Giving fulfillment to the ordered thing in Resolution No. 1447 of 1994 of the Superintendencia de Valores, I send hastened properly to September 30 of 2003 the forms F-220-511, F-220-515 and F-220-516.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 22 de octubre de 2003

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a septiembre 30 de 2003 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

FAVOR DEVOLVER ESTA
COPIA FIRMADA

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Ordinarias					76.725.353	89,19%
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto					9.298.994	10,81%
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas						
04	999 Total Acciones en Circulación					86.024.347	100,00%

SEPTIEMBRE 30/2003 F - 220 - 511

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A SEPTIEMBRE 30 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860.002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860.007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860.007.538-2	NIT	COLOMBIANA	7.111.652	8,27%
4	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
5	INGENIO PROVIDENCIA S.A.	891.300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860.003.023-3	NIT	COLOMBIANA	4.758.000	5,53%
7	INTERNATIONAL FINANCE CORPORATION	830.053.770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
9	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,29%
10	CEMENTOS DEL VALLE S.A.	890.300.437-1	NIT	COLOMBIANA	1.828.601	2,13%
11	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899.999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
12	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05%
13	FONDO DE CESANTIAS PORVENIR	860.530.751-7	NIT	COLOMBIANA	1.694.319	1,97%
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	1.622.571	1,89%
15	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
16	AGUDELO MUZZULINI & CIA. S. EN C.	890.324.323-4	NIT	COLOMBIANA	1.300.000	1,51%
17	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,38%
18	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890.200.499-9	NIT	COLOMBIANA	1.130.317	1,31%
19	BANCO CENTRAL HISPANOAMERICANO S.A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
20	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006.270-0	NIT	COLOMBIANA	847.159	0,98%
	Total primeros veinte accionistas				67.861.804	78,89%
	Otros accionistas con menor participación				8.863.549	10,30%
	Total acciones ordinarias				76.725.353	89,19%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A SEPTIEMBRE 30 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA.	800.249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224.808-8	NIT	COLOMBIANA	2.614.455	3,04%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185.375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	SOTO ESTRADA MANFREDO	17.158.485	C.C.	COLOMBIANA	175.243	0,20%
5	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
6	BANCO DE CREDITO	860.007.660-3	NIT	COLOMBIANA	147.712	0,17%
7	AGRICOLA BONANZA LTDA.	860.516.787-3	NIT	COLOMBIANA	138.436	0,16%
8	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,13%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,11%
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
11	VASQUEZ MERCHAN Y CIA. S EN C.	860.063.818-1	NIT	COLOMBIANA	55.900	0,06%
12	UNIVERSIDAD AUTONOMA DE MANIZALES	890.805.051-0	NIT	COLOMBIANA	43.695	0,05%
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,05%
14	DIOCESIS DE PALMIRA	891.380.050-0	NIT	COLOMBIANA	40.103	0,05%
15	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860.006.848-6	NIT	COLOMBIANA	33.300	0,04%
16	UNIVERSIDAD DE SAN BUENAVENTURA	890.307.400-1	NIT	COLOMBIANA	33.300	0,04%
17	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009.863-2	NIT	COLOMBIANA	32.816	0,04%
18	CARDOZO DE ROBAYO OMAIRA	20.206.799	C.C.	COLOMBIANA	32.778	0,04%
19	SALOM ZAIDAN LUIS CARLOS	16.784.872	C.C.	COLOMBIANA	30.634	0,04%
20	QUINTERO CORREA YESID ANTONIO	6.237.960	C.C.	COLOMBIANA	28.072	0,03%
	Total primeros veinte accionistas				8.307.378	9,66%
	Otros accionistas con menor participación				991.616	1,15%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,19%
Total acciones preferenciales	9.298.994	10,81%
Total acciones en circulación	86.024.347	100,00%

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	187		76.725.353		208		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		502		9.298.994		503		9.298.994
	999	NUMERO TOTAL	*	689	*	86.024.347	**	711	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77,43%		4,92%		76,12%		5,37%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22,57%		95,08%		23,88%		94,63%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3,24%	1	6,17%	1	3,40%	1	9,39%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96,76%		93,83%		96,60%		90,61%
	999	TOTAL		100,00%		100,00%		100,00%		100,00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0,90%		8,69%		0,87%		4,19%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21,67%		86,39%		23,01%		90,44%
	999	TOTAL		22,57%		95,08%		23,88%		94,63%
05		RANGOS SEGÚN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98,51%		33,03%		98,84%		48,08%
	010	3.01 % - 10.00 %		1,49%		66,97%		1,16%		51,92%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100,00%		100,00%		100,00%		100,00%

SEPTIEMBRE 30/2003 F - 220 - 515

(*) 20 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 18 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A SEPTIEMBRE 30 DE 2003

	1	THE INDUSTRIAL BANK OF JAPAN LTD.	**1.970.888**		
	2	BANCO CENTRAL HISPANOAMERICANO	**883.792**		
(*)	3	CITIBANK COLOMBIA	**807.647**		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	**729.076**		
	5	VIRGINIA RETIREMENT SYSTEM OMNIBUS	**51.274**		
	6	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	**37**		
			4.442.714	**71.981.554**	**6,17%**

		IFC		CAF			
total accionistas (**)	187 -	1	-	1	= 185		
total acc. extranjeros					6	3,24%	
total acc. nacionales					179	96,76%	
						100,00%	

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	71.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 4.607,13	$ 6.345,46
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.233,92	$ 4.299,37
	020	UTILIDAD O PERDIDA POR ACCION	($26,24)	$ 104,78
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	358	396
	010	% EMPLEADOS PERMANENTES	95,25%	94,95%
	015	% EMPLEADOS TEMPORALES	4,75%	5,05%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 830.917.136,00	$ 817.879.929,00
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		$ 1.891.377.000,00

SEPTIEMBRE 30/2003

FILE No. 823437

Cali, December 23, 2003

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Quarterly information
	01 -	Emitting Requirements Whit annexed

By means of the present I inform to him that we have registered in our book of Ordinary Shareholders of the Corporación Financiera del Valle S.A., the crossing with occasion of transaction between a same real beneficiary by 1.826.601 shares of the Corporación, in favor of Valle Cement Investments Ltd.

The shares were of Cementos del Valle S.A.

The previous registry I am made having in account the letter of communication of the shareholder, authorization emitted by the Superintendencia de Valores by means of office No. 210/4.8, certified of existence and legal representation and the titles.

I accompany the annex by Circulating No. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 200312-2657
Fecha : 30/12/2003 11:11
Trámite : 202 REPORTE DE ENAJENACION D
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 210 Anexos : 1 mh 132073

Cali, 23 de diciembre de 2003

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa entre un mismo beneficiario real por 1.828.601 acciones de la Corporación, a favor de Valle Cement Investments Ltd.

Las acciones eran de propiedad de Cementos del Valle S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, autorización emitida por la Superintendencia de Valores mediante oficio No. 210/4.8, certificados de existencia y representación legal y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Amalia Correa Young
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Licinio Galvez

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1.828.601 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2.38% Ordinarias 2.13% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 820,oo)

MONTO TOTAL TRASPASO: ($ 1.499.452.820,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Cementos del Valle S.A.	890.300.437-1	1.828.601	2,38	0	0,00	Valle Cement Investments Ltd.	805.014.491-4	0	0,00	1.828.601	2,38

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compraventa entre un mismo beneficiario real

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- comunicación del accionista
- autorización de la Superintendecia de Valores
- certificados de existencia y representación legal
- títulos

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: AMALIA CORREA YOUNG
C.C. Ó NIT: 31.255.466 DE CALI

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) ______ BOLSA ______ FECHA ______

VALOR PATRIMONIAL CON VALOR ($) ______ FECHA ______

RADICACION Y FECHA DE DILIGENCIAMIENTO: ______

OBSERVACIONES:

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, January 09, 2004

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Quarterly information
	01 -	Emitting Requirements With annexed

By means of the present I inform to him that we have registered in our book of Shareholders with Preferential Dividend and without Right to Vote of the Corporación Financiera del Valle S.A., the crossing with occasion of transaction by 25,000 shares of the Corporación, in favor of Valores del Campo S.A..

The shares were of property of the following people:

- Claudia Londoño Arango	5,000 shares
- Liliana María Londoño Arango	5,000 shares
- Alfredo Londoño Galvis	5,000 shares
- Sara Patricia Arango Gómez	5,000 shares
- Diego Londoño Arango	5,000 shares
	5,000 shares

The previous registry was made having in account letters of communication of the shareholders, certificates of legal existence and representacíon of the Camara de Comercio of Cali and Communication of Deceval.

I accompany the annex by Circulating No. 07 of 1998 properly hastened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 09 de enero de 2004

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas con Dividendo Preferencial y Sin Derecho a Voto de la Corporación Financiera del Valle S.A., el traspaso con ocasión de compraventa por 25.000 acciones de la Corporación, a favor de Valores del Campo S.A.

Las acciones eran de propiedad de las siguientes personas:

o Claudia Londoño Arango	5.000 acciones
o Liliana María Londoño Arango	5.000 acciones
o Alfredo Londoño Galvis	5.000 acciones
o Sara Patricia Arango Gómez	5.000 acciones
o Diego Londoño Arango	5.000 acciones

	25.000 acciones

El anterior registro se realizó teniendo en cuenta las cartas de comunicación de los accionistas, certificados de existencia y representación legal de la Cámara de Comercio de Cali y Comunicación de Deceval.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

Luz Stella Morales

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 5.000 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Preferenciales 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 5.000.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Diego Londoño Arango	94.063.962	20.415	0,22	15.415	0,17	Valores del Campo S.A.	8.050.238.764	20.000	0,22	25.000	0,27

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compra Venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- Comunicación del accionista
- Certificados de existencia y representación legal de la Camara de Comercio de Cali
- Comunicación de Deceval
- Comunicación de Suvalor
- Comunicación de Valores del Campo S.A.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 5.000 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Preferenciales 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 5.000.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Sara Patricia Arango Gómez	32.443.773	22.767	0,24	17.767	0,19	Valores del Campo S.A.	8.050.238.764	15.000	0,16	20.000	0,22

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compra Venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- Comunicación del accionista
- Certificados de existencia y representación legal de la Camara de Comercio de Cali
- Comunicación de Deceval
- Comunicación de Suvalor
- Comunicación de Valores del Campo S.A.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 5.000 Acciones Preferenciales

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0.05% Preferenciales 0.01% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 1.000,oo)

MONTO TOTAL TRASPASO:($ 5.000.000,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Diego Londoño Arango	94.063.962	20.415	0,22	15.415	0,17	Valores del Campo S.A.	8.050.238.764	20.000	0,22	25.000	0,27

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Compra Venta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

- Comunicación del accionista
- Certificados de existencia y representación legal de la Camara de Comercio de Cali
- Comunicación de Deceval
- Comunicación de Suvalor
- Comunicación de Valores del Campo S.A.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, January 23, 2004

Cesar Edgar Rueda Gomez
Jefe Division Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	- Corporación Financiera del Valle S.A.
	330	- Quarterly information
	01	- Emitting Requirements With annexed

Giving fulfillment to the ordered thing in Resolution No. 1447 of 1994 of the Superintendencia de Valores, I send hastened properly to December 31 of 2003 the forms F-220-511, F-220-515 and F-220-516.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadia Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20041-1072
Fecha : 28/01/2004 15:20
Trámite : 30 INFORMES TRIMESTRALES - SOLICITUD / PRESENTACION
Actividad : 1
Dependencia: 220 Anexos : 3 mh 133369

Cali, 23 de enero de 2004.

Doctor
Cesar Edgar Rueda Gómez
Jefe División Registro Nacional de Valores e Intermediarios
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-11 – Corporación Financiera del Valle S.A
030 – Informes trimestrales - emisores
05 – Requerimientos
Con anexos

Dando cumplimiento a lo ordenado en la Resolución No. 1447 de 1.994 de la Superintendencia de Valores, le remito debidamente diligenciados a diciembre 31 de 2003 los formularios F-220-511, F-220-515 y F-220-516.

Cordialmente,

Oscar Campo Saavedra
Secretario General

SUPERINTENDENCIA DE VALORES

FORMATO 016

INFORMACION SOBRE PRINCIPALES ACCIONISTAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

Unidad de Captura	DESCRIPCION RENGLONES	Columna 01 NOMBRE DEL ACCIONISTA	Columna 02 IDENTIFICACION	Columna 03 * TIPO DE IDENTIFICACION	Columna 04 NACIONALIDAD	Columna 05 No. DE ACCIONES POSEIDAS	Columna 06 % DE PARTICIPACION
01	001 1er. Accionista ordinario						
	002 2do. Accionista ordinario						
	003 3er. Accionista ordinario						
	004 4to. Accionista ordinario						
	005 5to. Accionista ordinario						
	....						
	020 20o. Accionista ordinario						
	090 Otros Accionistas con menor participación					76.725.353	89.19%
	999 Subtotal Acciones Ordinarias						
02	001 1er. Accionista con dividendo Preferencial						
	002 2do. Accionista con dividendo Preferencial						
	003 3er. Accionista con dividendo Preferencial						
	004 4to. Accionista con dividendo Preferencial						
	005 5to. Accionista con dividendo Preferencial						
	....						
	020 20o. Accionista con dividendo Preferencial						
	090 Otros Accionistas con menor participación					9.298.994	10,81%
	999 Subtotal Acciones Preferenciales Sin Derecho a Voto						
03	001 1er. Accionista con acciones privilegiadas						
	002 2do. Accionista con acciones privilegiadas						
	003 3er. Accionista con acciones privilegiadas						
	004 4to. Accionista con acciones privilegiadas						
	005 5to. Accionista con acciones privilegiadas						
	....						
	020 20o. Accionista con acciones privilegiadas						
	090 Otros Accionistas con menor participación						
	999 Subtotal Acciones Privilegiadas					86.024.347	100,00%
04	999 Total Acciones en Circulación						

DICIEMBRE 31/2003 F - 220 - 511

NOTA : Relacionar los veinte más importantes accionistas según participación en cada caso.

* TIPO DE IDENTIFICACION: 1= CEDULA DE CIUDADANIA, 2= NIT, 3= TARJETA DE IDENTIDAD, 4= MENOR DE EDAD, 5= CEDULA DE EXTRANJERIA, 9= OTROS

Los campos sombreados no se deben diligenciar

PRIMEROS VEINTE ACCIONISTAS ORDINARIOS A DICIEMBRE 31 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	BANCO DE BOGOTA	860 002.964-4	NIT	COLOMBIANA	12.424.633	14,44%
2	BANCO POPULAR	860 007.738-9	NIT	COLOMBIANA	8.009.934	9,31%
3	FEDERACION NACIONAL DE CAFETEROS DE COLOMBIA (*)	860 007 538-2	NIT	COLOMBIANA	7.111.652	8,27%
4	AMALFI S.A.	890.301.443-0	NIT	COLOMBIANA	6.954.584	8,08%
5	INGENIO PROVIDENCIA S.A.	891 300.238-6	NIT	COLOMBIANA	5.427.041	6,31%
6	BANCO ANDINO COLOMBIA S.A. EN LIQUIDACION	860 003.023-3	NIT	COLOMBIANA	4.758.000	5,53%
7	INTERNATIONAL FINANCE CORPORATION	830.053 770-1	NIT	CAPITAL NEUTRO	2.976.235	3,46%
8	BANCO DE OCCIDENTE	890.300.279-4	NIT	COLOMBIANA	2.680.163	3,12%
9	FONDO DE CESANTIAS PORVENIR	860 530.751-7	NIT	COLOMBIANA	2.244.319	2,61%
10	THE INDUSTRIAL BANK OF JAPAN LTD.	890.309.353-2	NIT	EXTRANJERA	1.970.888	2,29%
11	VALLE CEMENT INVESTMENTS LTD.	805 014.491-4	NIT	EXTRANJERA	1.828.601	2,13%
12	NACION - MINISTERIO DE HACIENDA Y CREDITO PUBLICO	899 999.090-2	NIT	COLOMBIANA	1.811.539	2,11%
13	CORPORACION ANDINA DE FOMENTO	860.540.041-4	NIT	CAPITAL NEUTRO	1.767.564	2,05%
14	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800.224 808-8	NIT	COLOMBIANA	1.622.571	1,89%
15	FONDO DE PENSIONES VOLUNTARIAS PORVENIR	830.006 270-0	NIT	COLOMBIANA	1.487.159	1,73%
16	INDUSTRIAS DE ENVASES S.A.	891.300.120-6	NIT	COLOMBIANA	1.475.777	1,72%
17	FUNDACION UNIVERSIDAD DEL NORTE	890.101.681-9	NIT	COLOMBIANA	1.187.035	1,38%
18	UNIVERSIDAD AUTONOMA DE BUCARAMANGA	890 200.499-9	NIT	COLOMBIANA	1.130.317	1,31%
19	MORENO BARBOSA JAIME	19.405.455	C.C	COLOMBIANA	1.000.000	1,16%
20	BANCO CENTRAL HISPANOAMERICANO S A.	800.141.426-0	NIT	EXTRANJERA	883.792	1,03%
	Total primeros veinte accionistas				68.751.804	79,92%
	Otros accionistas con menor participación				7.973.549	9,27%
	Total acciones ordinarias				76.725.353	89,19%

(*) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

PRIMEROS VEINTE ACCIONISTAS PREFERENCIALES A DICIEMBRE 31 DE 2003

	NOMBRE DEL ACCIONISTA	IDENTIFICACION	TIPO DE IDENTIFICACION	NACIONALIDAD	No. ACCIONES POSEIDAS	% DE PARTICIPACION
1	COLOMBIANA DE LICITACIONES Y CONCESIONES LTDA	800 249.942-5	NIT	COLOMBIANA	3.031.625	3,52%
2	FONDO DE PENSIONES OBLIGATORIAS PORVENIR	800 224 808-8	NIT	COLOMBIANA	2.614.455	3,04%
3	FIDUCOLOMBIA S.A. GDR PROGRAM CORFIVALLE	800.185 375-2	NIT	EXTRANJERA	1.380.222	1,60%
4	SOTO ESTRADA MANFREDO	17.158 485	C.C.	COLOMBIANA	195.743	0,23%
5	RODRIGUEZ BOLAÑOS MARIA DEL TRANSITO	20.227.483	C.C.	COLOMBIANA	172.225	0,20%
6	BANCO DE CREDITO	860 007 660-3	NIT	COLOMBIANA	147.712	0,17%
7	AGRICOLA BONANZA LTDA.	860 516 787-3	NIT	COLOMBIANA	138.436	0,16%
8	FUNDACION CLINICA EMMANUEL	860.027.073-5	NIT	COLOMBIANA	113.173	0,13%
9	ROBAYO CARDOZO HELMER DOUGLAS	79.340.564	C.C.	COLOMBIANA	98.898	0,11%
10	JARAMILLO ARBOLEDA CARLOS	6.089.126	C.C.	COLOMBIANA	64.461	0,07%
11	VASQUEZ MERCHAN Y CIA. S EN C.	860 063 818-1	NIT	COLOMBIANA	55.900	0,06%
12	UNIVERSIDAD AUTONOMA DE MANIZALES	890 805.051-0	NIT	COLOMBIANA	43.695	0,05%
13	DAVILA MCALLISTER CIA. S.C.S.	860.523.097-9	NIT	COLOMBIANA	40.330	0,05%
14	FUNDACION UNIVERSIDAD DE BOGOTA JORGE TADEO LOZANO	860 006 848-6	NIT	COLOMBIANA	33.300	0,04%
15	UNIVERSIDAD DE SAN BUENAVENTURA	890 307 400-1	NIT	COLOMBIANA	33.300	0,04%
16	FONDO MUTUO DE INVERSION SOCIAL-FONSOCIAL	800.009 863-2	NIT	COLOMBIANA	32.816	0,04%
17	CARDOZO DE ROBAYO OMAIRA	20 206.799	C C.	COLOMBIANA	32.778	0,04%
18	SALOM ZAIDAN LUIS CARLOS	16.784.872	C C.	COLOMBIANA	30.634	0,04%
19	QUINTERO CORREA YESID ANTONIO	6.237.960	C C.	COLOMBIANA	28.072	0,03%
20	ROMERO DE BAQUERO MARIA NINY	20.298.386	C C	COLOMBIANA	27.836	0,03%
	Total primeros veinte accionistas				8.315.611	9,67%
	Otros accionistas con menor participación				983.383	1,14%
	Total acciones preferenciales				9.298.994	10,81%

Total acciones ordinarias	76.725.353	89,19%
Total acciones preferenciales	9.298.994	10,81%
Total acciones en circulación	86.024.347	100,00%

9

SUPERINTENDENCIA DE VALORES

FORMATO - 020

INFORMACION ECONOMICA GENERAL SOBRE ACCIONES Y ACCIONISTAS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES		COLUMNA 01		COLUMNA 02		COLUMNA 03		COLUMNA 04
				TRIMESTRE AÑO ACTUAL				TRIMESTRE AÑO ANTERIOR		
		COMPOSICION ACCIONISTAS Y ACCIONES		# ACCIONISTAS		# ACCIONES		# ACCIONISTAS		# ACCIONES
01	005	ACCIONES ORDINARIAS	2	186		76.725.353		208		56.725.353
	010	ACCIONES PRIVILEGIADAS		0		0		0		0
	015	ACCIONES CON DIVIDENDO PREFERENCIAL SIN VOTO		502		9.298.994		502		9.298.994
	999	NUMERO TOTAL	*	688	*	86.024.347	**	710	**	66.024.347
		COMPOSICION ACCIONISTAS								
02	005	% QUE REPRESENTAN PERSONAS NATURALES		77.51%		5.60%		76.96%		5.84%
	010	% QUE REPRESENTAN PERSONAS JURIDICAS		22.49%		94.40%		23.04%		23.04%
	999	TOTAL		100.00%		100.00%		100.00%		28.88%
03	005	% QUE REPRESENTAN INVERSIONISTAS EXTRANJEROS	1	3.80%	1	8.20%	1	3.40%	1	8.83%
	010	% QUE REPRESENTAN INVERSIONISTAS NACIONALES		96.20%		91.80%		96.60%		91.17%
	999	TOTAL		100.00%		100.00%		100.00%		100.00%
04	005	% QUE REPRESENTA INVERSION ENTIDADES PUBLICAS		0.90%		8.66%		1.01%		10.91%
	010	% QUE REPRESENTA INVERSION ENTIDADES PRIVADAS		21.59%		85.74%		22.03%		83.25%
	999	TOTAL		22.49%		94.40%		23.04%		94.16%
05		RANGOS SEGUN PORCENTAJE DE ACCIONES POSEIDAS INDIVIDUALMENTE								
	005	HASTA - 3.00 %		98.50%		33.03%		98.70%		41.36%
	010	3.01 % - 10.00 %		1.50%		66.97%		1.30%		58.64%
	015	10.01 % - 20.00 %		0		0		0		0
	020	20.01 % - 30.00 %		0		0		0		0
	025	30.01 % - 40.00 %		0		0		0		0
	030	40.01 % - 50.00 %		0		0		0		0
	035	MAS DEL 50.00 %		0		0		0		0
	999	TOTAL		100.00%		100.00%		100.00%		100.00%

DICIEMBRE 31/2003 F - 220 - 515

(*) 21 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(**) 18 Accionistas tienen acciones ordinarias y con dividendo preferencial sin derecho de voto.

(1) No se tiene en cuenta las acciones de la IFC por ser capital neutro (2.976.235 - 5.25%), ni las acciones de la CAF por ser una persona jurídica de derecho internacional público y se rige por las disposiciones contenidas en el Convenio Constitutivo firmado el 7 de febrero de 1968 (1.767.564 - 3,12%). ni las acciones con dividendo preferencial sin derecho de voto (Res. 51/91 - Compes).

(2) La Fed. Nal. de Caf. de Col. - Comité Deptal de Caf. del Valle, la Federación Nal. de Caf. de Colombia como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Colombia Recursos Propios, se toma como un solo accionista.

INVERSIONISTAS EXTRANJEROS A DICIEMBRE 31 DE 2003

	1	THE INDUSTRIAL BANK OF JAPAN LTD.	1.970.888		
	2	VALLE CEMENT INVESTMENTS LTD.	1.828.601		
	3	BANCO CENTRAL HISPANOAMERICANO	883.792		
(*)	4	BANCO SANTANDER COLOMBIA S.A.	729.076		
(*)	5	CITIBANK COLOMBIA	440.450		
	6	VIRGINIA RETIREMENT SYSTEM OMNIBUS	51.274		
	7	CABLES DE ENERGIA Y TELECOMUNICACIONES S.A.	37		
			5.904.118	71.981.554	8,20%

		IFC		CAF			
total accionistas (**)	186 -	1	-	1	=	184	
total acc. extranjeros						7	3,80%
total acc. nacionales						177	96,20%
							100,00%

TOTAL ACCIONES	**76.725.353**
ACC. IFC -	**2.976.235**
ACC. CAF -	**1.767.564**
	71.981.554

(*) mas del 60% de su capital es extranjero

(**) La Fed. Nal. de Caf. de Col. - Comité Deptal. de Caf. del Valle, la Fed. Nal. de Caf. de Col. - como Ad. del Fdo. Nal del Café y la Fed. Nal. de Caf. de Col. - Recursos Propios, se toma como un solo accionista.

SUPERINTENDENCIA DE VALORES

FORMATO - 021

INFORMACION ECONOMICA GENERAL SOBRE PATRIMONIO Y OTROS RUBROS DE LAS ENTIDADES VIGILADAS POR LA SUPERINTENDENCIA BANCARIA

UNIDAD CAPTURA		DESCRIPCION RENGLONES	COLUMNA 01 TRIM. AÑO ACTUAL	COLUMNA 02 TRIM. AÑO ANTERIOR
01	005	VALOR NOMINAL DE LA ACCION	$ 10	$ 10
	010	VALOR PATRIMONIAL POR ACCION CON VALORIZACION	$ 4.980,19	$ 5.603,21
	015	VALOR PATRIMONIAL POR ACCION SIN VALORIZACION	$ 3.157,87	$ 3.929,24
	020	UTILIDAD O PERDIDA POR ACCION	($118,33)	($249,80)
02	005	VALOR DIVIDENDOS DECRETADOS ACCIONES ORDINARIAS	0	0
	010	VALOR DIVIDENDOS DECRETADOS OTRAS ACCIONES	0	0
	015	VALOR DIVIDENDOS DECRETADOS ACCIONES DIVIDENDO PREFERENCIAL	0	0
	999	VALOR TOTAL DIVIDENDOS DECRETADOS	0	0
03	005	VALOR TOTAL DIVIDENDOS POR ACCION ORDINARIA	0	0
	010	VALOR DIVIDENDO POR ACCION ORDINARIA EN EFECTIVO	0	0
	015	PERIODICIDAD DE PAGO DIVIDENDO POR ACCION ORDINARIA	0	0
	020	NUMERO DE PAGOS DIVIDENDOS POR ACCION ORDINARIA	0	0
	025	FECHA PRIMER PAGO	0	0
	030	VALOR DIVIDENDO POR ACCION ORDINARIA EN ACCIONES	0	0
	035	VALOR DIVIDENDO EXTRAORDINARIO POR ACCION	0	0
	040	VALOR DIVIDENDO POR ACCION PRIVILEGIADA	0	0
	045	VALOR DIVIDENDO POR ACCION CON DIVIDENDO PREFERENCIAL	0	0
04	005	NUMERO TOTAL DE EMPLEADOS	295	386
	010	% EMPLEADOS PERMANENTES	97,29%	94,82%
	015	% EMPLEADOS TEMPORALES	2,71%	5,18%
05	005	GASTO POR DEPRECIACION EN EL PERIODO	$ 1.095.414.836,00	$ 1.055.500.568,00
06	005	% UTILIZACION CAPACIDAD INSTALADA		
07	005	OPERACIONES DE ADRs O GDRs EN EL EXTERIOR		

NOTA: El valor intrínseco y la utilidad o pérdida por acción, están sujetos a la aprobación del Balance por parte de la Superintendencia Bancaria

FILE No. 823437

Cali, February 03, 2004

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference 002-011 - Corporación Financiera del Valle S.A.
330 - Quarterly information
01 - Emitting Requirements
With annexed

By means of the present I inform to him that we have registered in our book of Ordinary Shareholders of the Corporación Financiera del Valle S.A., the crossing with occasion of fusion by 1.970.888 shares of the Corporación, in favor of Mizuho Corporate Bank Limited.

The shares were of property of The Industrial Bank of Japan Limited.

The previous registry I am made having in account the letter of communication of the shareholder, photocopies of Resolutions 0359 of March 22 of 2002 and 1393 of December 16 of 2003 emitted by the Superintendencia Bancaria, Certified photocopy Definitive of Inscription in the RUT of Mizuho Corporate Bank Limited, photocopy of the office of Superintendencia Bancaria Supervision No. Radicacion 2002042851-16 of 28/11/2002, letter of Mr. Nobuhiro Mori, Deputy President MHCB, Notarial Certificate of date 03 of September of 2002 in Japanese language, translation of Extract of registered to the date emitted by the Recorder of the Department of Juridicos Subjects of Tokyo and the titles.

I accompany the annex by Circulating No. 07 of 1998 properly hastened.

Sincerely,

Harol Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Cali, 03 de febrero de 2004

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el traspaso con ocasión de Fusión por 1.970.888 acciones de la Corporación, a favor de Mizuho Corporate Bank Limited.

Las acciones eran de propiedad de The Industrial Bank Of Japan Limited.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, fotocopias de las Resoluciones 0359 de marzo 22 de 2002 y 1393 de diciembre 16 de 2003 emitidas por la Superintendencia Bancaria, fotocopia Certificado Definitivo de Inscripción en el RUT de Mizuho Corporate Bank Limited, fotocopia del oficio de la Superintendencia Bancaria No. Radicación 2002042851-16 de 28/11/2002, carta del señor Nobuhiro Mori, Deputy Presidente MHCB, Certificado Notarial de fecha 03 de septiembre de 2002 en idioma japonés, traducción de Extracto de lo registrado a la fecha emitida por el Registrador del Departamento de Asuntos Jurídicos de Tokio y los títulos.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Luz Stella Morales

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 1,970,888 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 2,57% Ordinarias 2,29% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 10,oo)

MONTO TOTAL TRASPASO:($19,708,880,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
The Industrial Bank Of Japán Ltd	8.903.093.532	1.970.888	2,57	0	0,00	Mizuho Corporate Bank Limited	8.301.159.285	0	0,00	1.970.888	2,57

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Fusión

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos)

Comunicaciónes del accionista
Resoluciones 0359 de 22 demarzo de 2002 y 1393 de 16 de diciembre/2003 emitidas por la Superbancaria
Certificado Definitivo de Inscripción en el Rutde Mizuho Corporate Bank Limited.
Oficio de la Superintendencia Bancaria No. Radicación 2002042851-16 de 28/11/2002
Carta del señor Nobuhiro Mori, Deputy Presidente MHCB, Certificado Notarial de fecha 03/09/02 en idioma japonés, traducción de Extracto de lo registrado en la fecha del Registrador del Departamen to de Asuntos Juridicos de Tokio y los titulos.

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, February 05, 2004

Clemente del Valle Borraez
Superintendente de Valores
Santafe de Bogota

Reference	002-011	-	Corporación Financiera del Valle S.A.
	025	-	Information of Assembly – Watched Organizations
	01	-	Request – Presentation With annexed

By means of the present I inform to You that the Board of Directors of the Corporación Financiera del Valle S.A. decided to summon the General Assembly Meeting of Non-voting Preferred Dividend Stockholders to be held on March 04, 2004 at 4:00 p.m., in the offices of the Corporación Financiera del Valle S.A., located at Calle 10 street No. 4-47, floor 23, of the City of Cali, to inform on the subjects to treat in the General Assembly Meeting of Common Shareholders who was carried out day March 05, 2004.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders who was made the March 05, 2004, as of the 10:00 a.m., at the Cañaveral room of the Intercontinental Hotel de Cali.

Attached warning of call published in the El Pais and La Republica newspaper and the Report on the dividend of the shares with Preferrred Dividend Stockholders corresponding to the exercise of year 2003. The financial statements are subject to the approval on the part of the Banking Supervision.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores
No.Radicación : 20042-446
Fecha : 09/02/2004 15:36
Trámite : 20 INFORMES DE FIN DE EJERC
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia: 220 Anexos : 1 lc 134038

Cali, 05 de Febrero de 2004

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia:	002 011	-	Corporación Financiera del Valle S.A.
	025	-	Informes de Asamblea - Entidades Vigiladas
	04	-	Solicitud - Presentación
			Con anexos

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 04 de marzo de 2004 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para informar sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas que se llevará a cabo el día 05 de marzo de 2004.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 05 de marzo de 2004, a partir de las 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto correspondiente al ejercicio del año 2003. Los estados financieros están supeditados a la aprobación por parte de la Superintendencia Bancaria.

Atentamente,

Amalia Correa Young
Vicepresidente Administrativa

Angela M. Gómez

FILE No. 823437

Cali, February 05, 2004

Augusto Acosta Torres
President
Bolsa de Valores de Colombia
Santafe de Bogota

Reference	002-011	-	Corporación Financiera del Valle S.A.
	025	-	Information of Assembly – Watched Organizations
	01	-	Request – Presentation
			With annexed

By means of the present I inform to You that the Board of Directors of the Corporación Financiera del Valle S.A. decided to summon the General Assembly Meeting of Non-voting Preferred Dividend Stockholders to be held on March 04, 2004 at 4:00 p.m., in the offices of the Corporación Financiera del Valle S.A., located at Calle 10 street No. 4-47, floor 23, of the City of Cali, to inform on the subjects to treat in the General Assembly Meeting of Common Shareholders who was carried out day March 05, 2004.

Also I summon to the Ordinary Shareholders and the Shareholders and Non-Voting Preferred Dividend Shareholders to the General Assembly Meeting of Common Shareholders who was made the March 05, 2004, as of the 10:00 a.m., at the Cañaveral room of the Intercontinental Hotel de Cali.

Attached warning of call published in the El Pais and La Republica newspaper and the Report on the dividend of the shares with Preferrred Dividend Stockholders corresponding to the exercise of year 2003. The financial statements are subject to the approval on the part of the Banking Supervision.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

ESTA COPIA FIRMADA

BOLSA DE VALORES
DE COLOMBIA
CORRESPONDENCIA

RECIBIO
OBSERVACIONES

2004 FEB -9 P 2:50

001398

Cali, 05 de Febrero de 2004

DESTINO

ATENDIDO

Doctor
Augusto Acosta Torres
Presidente
Bolsa de Valores de Colombia
Santafé de Bogotá

Por medio de la presente informo a Usted que la Junta Directiva de la Corporación Financiera del Valle S.A. decidió convocar la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto para el 04 de Marzo de 2004 a las 4:00 p.m., en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 No. 4-47 piso 23, de la ciudad de Cali, para informar sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas que se llevará a cabo el día 05 de Marzo de 2004.

Igualmente convocó a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 05 de Marzo de 2004, a partir de las 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Adjunto aviso de convocatoria publicado en los periódicos El País y La República y el Informe sobre el dividendo de las acciones con Dividendo Preferencial y sin Derecho a Voto correspondiente al ejercicio del año 2003. Los estados financieros están supeditados a la aprobación por parte de la Superintendencia Bancaria.

Atentamente,

Oscar Campo Saavedra
Secretario General

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

THE PRESIDENT OF

CORPORACION FINANCIERA DEL VALLE S.A.

IS HEREBY CALLING:

The General Assembly of Non - Voting preferred Stockholders to be held on March 04, 2004 at 4:00 p.m. at the Corporacion Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 05, 2004, at 10:00 a.m. at the Cañaveral room of the Intercontinental Hotel de Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 04, 2003

ꞁ de pesos en 2003
ın el pago de dividendos

ner en 3.300 millones de euros

$7,5 billones

tos se incrementó 4,7 por ciento (153.271 millones de euros).

A pesar de esos resultados, la política de expansión y crecimiento del Grupo se mantendrán este año. Prueba de ello es que sus directivas anunciaron la intención de comprar la totalidad del BBVA Bancomer (México). En la actualidad mantiene una participación de 59,4 por ciento.

El costo de la operación está valorado en cerca de 3.300 millones de euros, algo más de 11.2 billones de pesos. El BBVA pagará en efectivo 12 pesos por acción del banco mexicano Con la oferta, el Grupo reforzará su posición en el primer grupo financiero mexicano.

eres efectivas

Compañías de Financiamiento Comercial

REPORTE DIARIO — CORTE: ENERO 28

ENTIDAD	DIAS 30 %	45 %	60 %	90 %	120 %	180 %	360 %	SUP. A 360 %
FINAMERICA				9.7	9.9	10.16		
GIROS Y FINANZAS	5.5			9.54		10.17		10.2
INVERSORA PICHINCHA	4.65			9.46	9.56	10.36	11.06	
COMERCIA				9.67	9.93			10.75
FINANCIERA MAZDACREDITO				9.04	9.5	9.7		
CONFINANCIERA				8.69	9.77	10.45	9	9.97
SERFINANZA	7.18			9.9	9.77	10.63	10.5	
FINANDINA				9.17	9.91	9.88	10.6	
SUFINANCIAMIENTO				9.42	8.54	9.36	9.5	

Indicadores financieros

Tasas de interés de captación (E.A.)

CDT	Bancos(2) %	Corpor. Financieras %	Cías. de Financ. %	Org. Cooperativos %	Cooperat. Financieras %	TOTA[L] %
A 30 DÍAS	4.26	5.71	5.46	5.00	4.12	4.3
ENTRE 31 Y 44 DÍAS	7.48	7.55	6.21	0.00	0.00	7.41
A 45 DÍAS	6.64	5.25	7.75	0.00	0.00	6.7
ENTRE 46 Y 59 DÍAS	5.96	0.00	6.40	0.00	0.00	5.9
A 60 DÍAS	5.49	7.97	6.80	0.00	5.47	5.8
ENTRE 61 Y 89 DÍAS	7.92	4.75	6.93	0.00	4.75	7.8
A 90 DÍAS (*)	7.77	8.99	9.01	8.53	8.05	8.0
ENTRE 91 Y 119 DÍAS	8.55	9.12	8.85	9.00	7.73	8.6
A 120 DÍAS	8.18	8.90	9.45	8.50	7.73	8.6
ENTRE 121 Y 179 DÍAS	8.59	9.14	10.58	8.50	0.00	8.7
A 180 DÍAS (*)	8.06	9.23	9.96	9.83	9.35	8.3
ENTRE 181 Y 359 DÍAS	8.40	10.03	10.11	0.00	9.03	9.0
A 360 DÍAS (*)	8.08	9.69	9.91	10.00	10.89	8.6
SUPERIORES A 360 DÍAS	11.27	9.82	10.32	0.00	8.00	11.1
CAPTACIONES A TRAVÉS DE CDT POR RED DE OFICINAS	7.73	8.99	9.39	8.71	7.91	8.0
CAPTACIONES A TRAVÉS DE CDT POR TESORERÍA	9.14	9.09	9.44	0.00	0.00	9.1

(*) El promedio ponderado total NO incluye la información de los Organismos Cooperativos de grado superior ni de las Cooperativas Financieras ni de l[as] Entidades Financieras Especiales. (1) Este reporte tiene carácter exclusivamente informativo. El promedio ponderado total incluye la inf. de las entidades financieras especiales, salvo que se especifique otra cosa. (2) Las tasas de captación para los diferentes plazos de los Bancos son equivalentes a la información de la TBS divulgada anteriormente por la Superintendencia Bancaria

Tasas de interés (%)

	ACT.	ANT.		ACT.	ANT
DTF EFECTIVO ANUAL	8,01	7,99	TCC EFECTIVO ANUAL	8,62	8,81
DTF TRIMESTRE ANTIC.	7,63	7,61	TCC TRIMESTRE ANTIC.	8,18	8,3
DTF TRIMESTRE VENC.	7,78	7,76	TCC TRIMESTRE VENC.	8,35	8,5
DTF SEMESTRE ANTIC.	7,56	7,54	TCC SEMESTRE ANTIC.	8,1	8,2
DTF SEMESTRE VENC.	7,86	7,84	TCC SEMESTRE VENC.	8,44	8,6
INTERBANCARIA (E.A)	7,40	7,33	INTERBANCARIA (NOMINAL)	7,14	7,0

DTF 90 días

Puntos porcentuales/efectivo



8,07
7,95
7,83
7,70
7,93
7,92
Dic.15/ Dic.22
Dic.23/ Dic.29
Dic.29/ Ene.04
Ene.05/ Ene.11
Ene.12/ Ene.18
Ene.19/ Ene.25
Ene.26/ Feb.1
Feb.2/ Feb.8

Fuente: Banrepública

DTF 180 días

Datos porcentuales/Efectivo



DTF 360 días

Datos porcentuales/Efectivo



10,00
8,91

Envíenos sus opiniones y sugerencias a economia@elpais.com.co

EL PAIS

Econo

MIÉRCOLES, SANTIAGO DE CALI, 4 DE FEBRERO DE 2004 valle del cauca

EL PRESIDENTE DE LA CORPORACION FINANCIERA DEL VALLE S.A.

SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 04 de marzo de 2004 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la calle 10 No. 4-47, piso 23.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 05 de marzo de 2004, a partir de las 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 04 de Febrero de 2004

FILE No. 823437

Cali, February 05, 2004

Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Lina Maria Medina
Ejecutiva de Negocios Internacionales
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín

Reference: Assembly Shareholders with Preferential Dividend and without Right to Vote 2004.

We allowed ourselves to inform to them that the Presidency of the Corporación has summoned the General Assembly Meeting of Non-Voting Preferred Dividend St6ockholders and the General Assembly Meeting of Common Shareholders, who will be carried out next 04 and 05 of March, respectively.

First of the meetings it will have as object to inform to the Shareholders Non-Voting Preferred Dividend Shareholders on the subjects to treat in the General Assembly Meeting of Common Shareholders, who they will be able to attend to exert the rights of vote that correspond to them, in the terms of Law and in agreement with the Regulation that the emission of these shares governs.

I accompany text by the warning of call.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 05 de febrero de 2003

Señores
Fiducolombia
Sociedad Fiduciaria S.A.
Atn.: Dra. Lina María Medina
Ejecutiva de Negocios Internacionales
Carrera 43A No. 11A-44, Pisos 2 y 3
Medellín

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2004.

Nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 04 y 05 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto informar a los Accionistas con Dividendo Preferencial y sin Derecho a Voto sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas, a la cual podrán asistir para ejercer los derechos de voto que les corresponden, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1661 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co

FILE No. 823437

Cali, February 05, 2004

Perry Palma Gil
Assistant Treasurer
The Bank of New York
Fax: (212) 571 30 50

Reference: Assembly Shareholders with Preferential Dividend and without Right to Vote 2004.

We allowed ourselves to inform to them that the Presidency of the Corporación has summoned the General Assembly Meeting of Non-Voting Preferred Dividend Stockholders and the General Assembly Meeting of Common Shareholders, who will be carried out next 04 and 05 of March, respectively.

First of the meetings it will have as object to inform to the Shareholders Non-Voting Preferred Dividend Shareholders on the subjects to treat in the General Assembly Meeting of Common Shareholders, who they will be able to attend to exert the rights of vote that correspond to them, in the terms of Law and in agreement with the Regulation that the emission of these shares governs.

I accompany text by the warning of call.

Sincerely,

Oscar Campo Saavedra
General Secretary

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 05 de Febrero de 2004

Señor
Perry Palma Gil
Assistant Treasurer
The Bank of New York
Fax: (212) 571 30 50

Referencia: Asamblea Accionistas con Dividendo Preferencial y sin Derecho a Voto 2004.

Nos permitimos informarles que la Presidencia de la Corporación ha convocado la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto y la Asamblea General Ordinaria de Accionistas, las cuales se llevarán a cabo los próximos 04 y 05 de Marzo, respectivamente.

La primera de las reuniones tendrá como objeto informar a los Accionistas con Dividendo Preferencial y sin Derecho a Voto sobre los temas a tratar en la Asamblea General Ordinaria de Accionistas, a la cual podrán asistir para ejercer los derechos de voto que les corresponden, en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de estas acciones.

Acompaño texto del aviso de convocatoria.

Atentamente,

Oscar Campo Saavedra
Secretario General

Calle 10 No. 4 - 47, Piso 23 - PBX: 896 4646 - 882 2692 Fax: 883 1664 - Apartado 4902 - 4877 - Cali, Colombia
Carrera 7a. No. 71 - 21 - Torre A Piso 8 y 9 PBX: 376 5666 Fax: 317 3545 - 317 3585 Apartado 14480 - Bogotá
Carrera 7a. No. 71 - 21 - Torre A Piso 8 Banca de Inversión - PBX: 317 3434 Fax: 317 3868 - Apartado 14480 Bogotá
Calle 16 Sur No. 43A - 49 - PBX: 313 8844 - Fax: 313 4690 - Apartado 065869 - Medellín, Colombia
Carrera 52 No. 74 - 56 Local 105 Teléfono: 356 1016 - Fax: 356 2296 - Apartado 2201 - Barranquilla
Internet: www.corfivalle.com.co

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, February 27, 2004

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011	-	Corporación Financiera del Valle S.A.
	330	-	Quarterly information
	01	-	Request – Presentation With annexed

By means of the present I inform to him that we have registered in our book of Ordinary Shareholders of the Corporación Financiera del Valle S.A., the Contract of Exchange by 34,960 shares of the Corporación, in favor of Inversiones Industriales, Comerciales y Financieras S.A..

The shares were of property of Ingenio Central Castilla S.A..

The previous registry was made having in account the letter of communication of the shareholder, photocopies of the Contract of Exchange, Otrosi No. 1 to the Contract of Exchange, of the Certificate of Existence and Legal Representation of the Camara de Comercio of Palmira and the original one of Title of Shares.

I accompany the annex by Circulating No. 07 of 1998 properly hastened.

Sincerely,

Harol Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores [redacted]

No.Radicación : 20043-275 15:55
Fecha : 03/03/2004 REPORTE DE ENAJENACION DE A
Trámite : 202 SOLICITUD / PRESENTACION
Actividad : 1
Dependencia : 210 Anexos : 1 lc

Cali, 27 de febrero de 2.004.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., el Contrato de Permuta por 34.960 acciones de la Corporación, a favor de Inversiones Industriales, Comerciales y Financieras S.A.

Las acciones eran de propiedad de Ingenio Central Castilla S.A.

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, fotocopias del Contrato de Permuta, del Otrosí No.1 al Contrato de Permuta, del Certificado de Existencia y Representación Legal de la Cámara de Comercio de Palmira y el original del Título de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Luz Stella Morales

REPUBLICA DE COLOMBIA

SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: 34,960 Acciones Ordinarias

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,05% Ordinarias 0,04% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ( )

MONTO TOTAL TRASPASO:( )

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Ingenio Central Castilla S.A.	8.903.004.404	34.960	0,05	0	0,00	Inversiones Industriales, Comerc	8.150.017.560	0	0,00	34.960	0,05

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: Contrato de Permuta

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):

- Comunicación del accionista
- Fotocopia del Contrato de Permuta
- Fotocopia del Otrosí No. 1 al Contrato de Permuta
- Fotocopia del Certificado de la Cámara de Comercio de Palmira
- Título original

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO

C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

Cali, March 02, 2004

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Reference	002-011 -	Corporación Financiera del Valle S.A.
	330 -	Quarterly information
	01 -	Request – Presentation With annexed

By means of the present I inform to him that we have registered in our book of Ordinary Shareholders of the Corporación Financiera del Valle S.A. the transaction by 104 shares of the Corporación, in favor of Santiago Valencia Escobar.

The shares were of property of Jorge Alberto Valencia Garcia.

The previous registry I am made having in account the letter of communication of the shareholder, photocopies of cedulas of ciudadania of the shareholders and the original ones of the Titles of Shares.

I accompany the annex by Circulating No. 07 of 1998 properly hastened.

Sincerely,

Harol Abadía Campo
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

P 29
103 Stella
Morales

Superintendencia de Valores [redacted]

No.Radicación : 20043-754 **136117**
Fecha : 10/03/2004 15:59
Trámite : 202 REPORTE DE ENAJENACION DE A
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 210 Anexos : 1 lc

Cali, 02 de marzo de 2.004.

Doctora
Luz Stella Díaz de Vega
Jefe División Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referencia: 002-011 – Corporación Financiera del Valle S.A.
330 – Correspondencia Informativa
01 – Solicitud /Presentación
Con anexos

Por medio de la presente le informo que hemos registrado en nuestro libro de Accionistas Ordinarios de la Corporación Financiera del Valle S.A., la Compraventa por 104 acciones de la Corporación, a favor de Santiago Valencia Escobar.

Las acciones eran de propiedad de Jorge Alberto Valencia García

El anterior registro se realizó teniendo en cuenta la carta de comunicación del accionista, fotocopias de las cédulas de ciudadanía de los accionistas y los originales de los Títulos de Acciones.

Acompaño el anexo de la circular No. 07 de 1998 debidamente diligenciado.

Cordialmente,

Harold Abadía Campo
Representante Legal

FAVOR DEVOLVER ESTA
COPIA FIRMADA

Lem.

REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

ANEXO A CIRCULAR SOBRE ENAJENACION DE ACCIONES Y BOCEAS EN MERCADO SECUNDARIO

EMISOR DE ACCIONES OBJETO DE TRASPASO: CORPORACION FINANCIERA DEL VALLE S.A.

No.Y CLASE DE TITULOS OBJETO DE TRASPASO: *104 Acciones Ordinarias*

% QUE REPRESENTA DE LAS ACCIONES EN CIRCULACION: 0,00% Ordinarias 0,00% Circulación

VALOR ASIGNADO A LA ACCION OBJETO DE TRASPASO: ($ 104,oo)

MONTO TOTAL TRASPASO:($10,826,oo)

ENAJENANTE (S)						ADQUIRIENTE (S)					
NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso		NOMBRE	(C.C., NIT)	acciones antes del traspaso		acciones después del traspaso	
		#	%	#	%			#	%	#	%
Jorge Alberto Valencia Garcia	10.225.237	3.757	0,00	3.653	0,00	Santiago Valencia Escobar	94.524.092	0	0,00	104	0,00

ACTO O HECHO EN VIRTUD DEL CUAL SE SOLICITA EL TRASPASO: *Compraventa*

DOCUMENTO A TRAVES DEL CUAL SE ACREDITA EL TRASPASO(Relacionar los anexos):
- Comunicación del accionista
- Fotocopias de las cédulas de ciudadanía de los accionistas
- *Titulos*

FIRMA REPRESENTANTE LEGAL DE LA SOCIEDAD EMISORA:

NOMBRE: HAROLD ABADIA CAMPO
C.C. Ó NIT: 19.138.669 de Bogotá

DATOS DE LA ACCION OBJETO TRASPASO (ESPACIO PARA USO EXCLUSIVO DE LA SUPERINTENDENCIA DE VALORES)

ULTIMO PRECIO EN BOLSA: ($) BOLSA FECHA

VALOR PATRIMONIAL CON VALOR ($) FECHA

RADICACION Y FECHA DE DILIGENCIAMIENTO:

OBSERVACIONES:

FILE No. 823437

RECEIVED
2004 MAY -5 A 8:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Cali, March 23, 2004

Luz Stella Diaz de Vega
Jefe Division Ofertas Públicas
Superintendencia de Valores
Santafé de Bogotá, D.C.

Referente 002-011 - Corporación Financiera del Valle S.A.
020 - Information of exercise
01 - Request – Presentation
With annexed

Giving fulfillment to the ordered thing in Resolution 008 of 1993 of the Superintendencia de Valores, I send hastened properly to December 31 of 2003, the form for Inscripcion y Actualizacion de Intermediarios of the Registro Nacional de Valores e Intermediarios Personas Juridicas, accompanied with the life leaves of the people who make intermediation, also, we are accompanied Certificate of Camara de Comercio.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

FILE No. 823437

ANEXO 1
REPUBLICA DE COLOMBIA
SUPERINTENDENCIA DE VALORES

RECEIVED
2004 MAY ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COD. INTERM.
2011

FORMULARIO PARA INSCRIPCION Y ACTUALIZACION DE INTERMEDIARIOS EN EL REGISTRO NACIONAL DE VALORES E INTERMEDIARIOS PERSONAS JURIDICAS

AÑO 2.003

A. INSCRIPCION [ ] B. ACTUALIZACION [X]

1. INFORMACION GENERAL

1.1 DENOMINACION O RAZON SOCIAL : CORPORACION FINANCIERA DEL VALLE S.A.

1.2 SIGLA: 1.3 NIT 890.300.653-6

1.4 DIRECCION CALLE 10 No. 4-47 1.5 CIUDAD CALI

1.6 TELEFONO 898 22 22 1.7 FAX 883 17 66 1.8 A. A. 4902

2. REPRESENTANTE LEGAL, REVISOR FISCAL Y CONTADOR

2.1 REPRESENTANTE LEGAL PRINCIPAL ALEJANDRO ZACCOUR URDINOLA

CARGO PRESIDENTE TIPO I.D. C.C. NUMERO 16.746.976

2.1.1 PRIMER SUPLENTE HAROLD ABADIA CAMPO

CARGO VICEPRESIDENTE EJECUTIVO BANCA ESPECIAL TIPO I.D. C.C. NUMERO 19.138.669

2.1.2 SEGUNDO SUPLENTE AMALIA CORREA YOUNG

CARGO VICEPRESIDENTE ADMINISTRATIVA TIPO I.D. C.C. NUMERO 31.255.466

2,2 REVISOR FISCAL PRINCIPAL OSCAR DARIO MORALES RIVERA TIPO I.D. C.C. NUMERO 16,204,082

T.P. No. 3822-T DIRECCION CL 10 No. 4-47 TELEFONO 883 70 27

2.2.1 REVISOR FISCAL SUPLENTE JESUS DARIO LOPEZ TIPO I.D. C.C. NUMERO 16,789,097

T.P. No. 44361T DIRECCION CL. 10 No. 4-47 TELEFONO 883 70 27

2,3 CONTADOR LUIS ALFONSO CANCINO TIPO I.D. C.C. NUMERO 16.628.814

T.P. No. 59432-T DIRECCION CL. 10 No. 4-47 TELEFONO 882 26 92

3. SUCURSALES Y AGENCIAS

3.1 SUCURSALES

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO

3.2 AGENCIAS

CIUDAD	DIRECCION	TELEFONO	RESPONSABLE	TIPO I.D.	NUMERO
Cali Principal	Calle 10 No. 4-15	8982222	Cecilia Londoño Zuluaga	C.C.	43,008,485
Cali Norte	Centro Cial Pasarela Local 156	6677117	Olga Milena Flórez	C.C.	28.946.492
Cali Unicentro	Local 215	3396482	Nancy Velásquez Gutierre	C.C.	29,325,196
Bogotá Principal	Cra. 7 No. 33-42	2855945	Jairo Segura Rojas	C.C.	6.773.764
Bogotá Chicó	Calle 93A No. 11-60	6115334	Edward Alexander Romer	C.C.	79,533,037
Medellín Principal	Calle 16 Sur No. 43A-49	3138844	Jacqueline Carvajal	C.C.	43.436.889
Medellín Centro	Calle 52 No. 45-94	2515455	Jorge Humberto Caro	C.C.	16,617,525
Manizales	Cra. 22 No. 20-43	8973366	Liliana Maria Jurado	C.C.	30,297,542
Barranquilla	Cra. 52 No. 74-56	561016	Biasney Suarez Restrepo	C.C.	22,447,044

4. ORGANIZACION ADMINISTRATIVA

4.1 JUNTA O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE MARZO 05 DE 2004 HASTA MARZO DE 2006

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
JOSE HERNAN RINCON GOMEZ	C.C.	2.905.343	N		N	14	9	1998
EFRAIN OTERO ALVAREZ	C.C.	14.951.168	N		N	2	9	1998
CARLOS ARCESIO PAZ BAUTISTA	C.C.	14.962.772	N		N	2	9	1998
MARIO SCARPETTA GNECCO	C.C.	16.622.150	N		S	3	5	1988
IVAN FELIPE MEJIA CABAL	C.C.	17.185.193	N		N	14	9	1998
ROBERTO PIZARRO MONDRAGON	C.C.	19.125.790	N		N	25	4	1986
IGNACIO JOSE ARGÜELLO ANDRADE	C.C.	19.203.951	N		N	22	5	2003
SANTIAGO MADRIÑAN DE LA TORRE	C.C.	2.904.071	N		N	10	5	1999
JORGE HERRERA BARONA	C.C.	10.719	N		N	23	4	1990

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A
ALEJANDRO FIGUEROA JARAMILLO	C.C.	8.228.877	N		N	27	8	1998
• RENNY ALBERTO LOPEZ SANCHEZ			N		N			
• JOSE CARLOS SANTANDER PALACIOS	C.C.	17.148.251	N		N			
LILLY SCARPETTA GNECCO	C.C.	31.239.052	N		S	19	4	1999
CONSUELO SCARPETTA GNECCO	C.C.	22.393.561	N		S	9	1	1997
CARLOS ALBERTO GONZALEZ ARBOLEDA	C.C.	10.097.648	N		N	9	1	1997
• IGNACIO EDUARDO COPETE SALDARRIAGA	C.C.	17.116.321	N		N			
AUGUSTO MARTINEZ CARREÑO	C.C.	5.556.366	N		N	29	3	2001
ALVARO CORREA HOLGUIN	C.C.	2.528.039	N		N	26	10	2000

• En trámite de posesión

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)
ALEJANDRO ZACCOUR URDINOLA	C.C.	16.746.976	Presidente	Calle 10 No. 4-47 P. 23	898 22 22	N
HAROLD ABADIA CAMPO	C.C.	19.138.669	Vicepresidente Ejecutivo	Calle 10 No. 4-47 P. 23	898 22 22	N
AMALIA CORREA YOUNG	C.C.	31.255.466	Vicepresidente Administrativo	Calle 10 No. 4-47 P. 24	898 22 22	N
ENRIQUE URIBE ORTIZ	C.C.	17.198.246	Vicepresidente	Carrera 7 No. 71-21	376 56 66	N

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NICOLAS BORRERO ANGEL	C.C.	94.370.459	Vicepresidente de Tesorería	Calle 10 No. 4-47, Piso 21	Cali
ALEJANDRO CAICEDO JORDAN	C.C.	16.782.603	Director Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
ALONSO ANGEL LOZANO	C.C.	16.799.132	Gerente de Tesorería	Calle 10 No. 4-47, Piso 21	Cali
SANTIAGO ALBERTO SANCHEZ LUBO	C.C.	16.798.036	Trader Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
JOSE LUIS COBO MORALES	C.C.	16.798.653	Trader Deuda Pública	Calle 10 No. 4-47, Piso 21	Cali
FRANCISCO JAVIER GARCIA LOBO	C.C.	8.729.869	Director Regional Mesa de Dinero	Calle 10 No. 4-47, Piso 21	Cali
JAVIER ALONSO RAMIREZ ESCOBAR	C.C.	16.747.070	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
EDWIN LOZANO GARCIA	C.C.	94.486.907	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
EDUARDO GARCES MEJIA	C.C.	16.792.233	Trader Corporativo	Calle 10 No. 4-47, Piso 21	Cali
CATALINA GALVIS SUAREZ	C.C.	29.568.046	Asistente de Mesa de Dinero	Calle 10 No. 4-47, Piso 21	Cali
JORGE ALONSO RUIZ MORALES	C.C.	76.330.456	Asistte Mesa Dinero Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali

S/N : SI o NO

4. ORGANIZACION ADMINISTRATIVA

4.1 JUNTA O CONSEJO DIRECTIVO ACTUAL

4.1.1 VIGENCIA : DESDE HASTA

4.1.2 MIEMBROS PRINCIPALES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A

4.1.3 MIEMBROS SUPLENTES

NOMBRE	IDENTIFICACION		VINCULACION LABORAL		SOCIO	POSESION		
						FECHA		
	TIPO	NUMERO	S/N	CARGO	(S/N)	D	M	A

4.2 REPRESENTACION LEGAL

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	TELEFONO	SOCIO
	TIPO	NUMERO				(S/N)

4.3 EMPLEADOS DEDICADOS A INTERMEDIACION

NOMBRE	IDENTIFICACION		CARGO	DIRECCION	CIUDAD
	TIPO	NUMERO			
NORMAN CAMACHO DUARTE	C.C.	94.400.408	Trader Moneda Extranjera	Calle 10 No. 4-47, Piso 21	Cali
MONICA PALOMINO CLAUSSEN	C.C.	29.178.748	Trader Moneda Legal	Calle 10 No. 4-47, Piso 21	Cali
HUGO JARAMILLO GOMEZ	C.C.	16.776.020	Trader Corporativo	Calle 10 No. 4-47, Piso 21	Cali
DIANA MARCELA HERRERA NUÑEZ	C.C.	52.515.789	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
DIEGO MAURICIO NIETO AMAYA	C.C.	79.939.866	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
EDGAR ELIECER BUITRAGO VELASQUEZ	C.C.	79.490.853	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
GLORIA MARIELA BAYONA LOPEZ	C.C.	51.855.732	Director Mesa Corporativa	Carrera 7 No. 71-21, Piso 9	Bogotá
DIANA CAROLINA RUEDA GARCIA	C.C.	37.511.234	Trader	Carrera 7 No. 71-21, Piso 9	Bogotá
JUAN CARLOS NAVARRO GUTIERREZ	C.C.	98.558.048	Director Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellin
MAURICIO ALBERTO ACEVEDO MONTALVO	C.C.	98.549.402	Trader Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellin
PAULA ANDREA MEJIA SIERRA	C.C.	43.874.792	Trader Mesa de Dinero	Calle 16 Sur No. 43A - 49	Medellin

S/N : SI o NO

CERTIFICO LA VERACIDAD DEL CONTENIDO DE ESTA INFORMACION

FIRMA REPRESENTANTE LEGAL	FIRMA REVISOR FISCAL
DOC. IDENTIDAD 31.255.466	T.P. 44361T
AMALIA CORREA YOUNG	JESUS DARIO LOPEZ CASELLA
NOMBRE REPRESENTANTE LEGAL	NOMBRE REVISOR FISCAL

FECHA DE ELABORACION DEL FORMULARIO

D	M	A
23	3	2004

FUNCIONARIO DESIGNADO PARA SUMINISTRAR INFORMACION ADICIONAL QUE SOLICITE LA SUPERINTENDENCIA DE VALORES

NOMBRE OSCAR CAMPO SAAVEDRA CARGO SECRETARIO GENERAL

TELEFONO DIRECTO 883 46 14 CIUDAD CALI

ANEXOS : INSCRIPCION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL
- ESTADOS FINANCIEROS DEBIDAMENTE CERTIFICADOS Y SU CORRESPONDIENTE DICTAMEN EMITIDO POR REVISOR FISCAL O POR CONTADOR PUBLICO INDEPENDIENTE DE LOS TRES ULTIMOS EJERCICIOS FISCALES

EN CASO DE ACTUALIZACION

- CERTIFICADO EXPEDIDO POR LA CAMARA DE COMERCIO, EN DONDE CONSTE LA MATRICULA EN EL REGISTRO MERCANTIL DE FECHA RECIENTE.

FILE No. 823437

Cali, March 24, 2004

Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogota

Referente	002-011	-	Corporación Financiera del Valle S.A.
	025	-	Information of Assembly
	04	-	Watched Organizations Request With annexed

Presentation with annexed With the present one I allow myself to send to him to copy of Minute No. 014 corresponding of the Assembly Meeting of Non-Voting Preferred Dividend Stockholders to be held on March 04 happened.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadía Campo
Vicepresident

Superintendencia de Valores [redacted]

No.Radicación : 20043-1527
Fecha : 25/03/2004 15:37 137103
Trámite : 20 INFORMES DE FIN DE EJERCICI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 1 lc

Cali, 24 de marzo de 2004

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia:	002 011	-	Corporación Financiera del Valle S.A.
	025	-	Informes de Asamblea - Entidades Vigiladas
	04	-	Solicitud - Presentación
			Con anexos

Con la presente me permito remitirle copia del Acta No. 014 correspondiente a la reunión de la Asamblea de Accionistas con Dividendo Preferencial sin Derecho a Voto efectuada el 04 de marzo pasado.

Atentamente,

Amalia Correa Young
Vicepresidente

Angela M. Gómez

FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 014

In the city of Santiago de Cali, on March 04, 2004, at 4:00 p.m., the 14th General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Board Room of Corporacion Financiera del Valle S.A., piso 23, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica, newspapers issues number 16.823 on February 3 and El Pais newspapers, issues number 19.339 on February 04, 2004.

The text of such notice reads as follows:

"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:

The General Assembly of Non - Voting preferred Stockholders to be held on March 04, 2004 at 4:00 p.m. at the Corporacion Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 05, 2004, at 10:00 a.m. at the Cañaveral room of the Intercontinental Hotel de Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office.

ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 04, 2004"

Besides, on February 5, 2004, the following communication was sent to each one of the shareholders, to the address currently recorded at CFV:

"Cali, February 5, 2004

Mr.
«F1»
«F2»
«F3»

Hereby I am confirming that the Corporation's Presidency has called a Non-Voting Preferred Dividend Shareholders' Meeting to be held on March 4, at 4:00 p.m., at the Corporation's headquarters, located at Calle 10 No.4-47 Piso 30, in the city of Cali, reporting the topics to be treated at CFV's General Assembly Meeting of Common Shareholders.

The Shareholders' General Assembly Meeting shall be held on March 5 10:00 a.m. at Canaveral Room of Intercontinental Hotel, Cali. This meeting will be attended by the Non-Voting Preferred Stockholders to exercise their voting rights under the terms of the Law and pursuant to the regulation for this kind of shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 3 and 4, on El Pais and La Republica newspapers, respctively.

In case Shareholders may not personally attend the meeting, they are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

Both the Individual and Consolidated General Purpose Balances as of December 31, 2003 and other information required by the Commerce Code, is available to the shareholders at the Secretary's Office, located at Calle 10#4-47, Piso 29, CFV's building.

OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 7,261,633 Non-Voting Preferred Dividend Stocks out of 9,298,994 shares in which CFV's capital is divided for this kind of shares, accounting for 78.09%, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Barney de Becerra Eugenia	1.732	Luis Carlos Salom	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Feske de Guerrero Ursula	95	Luis Carlos Salom	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Gilberto Castro Monje	Apoderado
Gaviria Santacruz Alberto	10.575	Alberto Gaviria Santacruz	Apoderado
Jaramillo Arboleda Carlos	64.461	Carlos Jaramillo Arboleda	Nombre propio
Londoño Gálvis Alfredo	14.202	Alfredo Londoño Gálvis	Nombre propio
Martínez Gregorio	34	Gregorio Martínez	Nombre propio
Molina Molina Tulia	825	Tulia Molina Molina	Nombre propio
Ocampo Isabel Cristina	1.878	Luis Carlos Salom	Apoderado
Osorio Jaramillo Teresita	16.715	Yesid Antonio Quintero	Apoderado
Osorno Calero Beatriz	86	Luis Carlos Salom	Apoderado
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero	Nombre propio
Raffo Henao Juan Felipe	102	Luis Carlos Salom	Apoderado
Raffo Osorno Daniel	42	Luis Carlos Salom	Apoderado
Raffo Osorno Juliana	42	Luis Carlos Salom	Apoderado
Rivera Sigifredo	52	Sigifredo Rivera	Nombre propio
Royal & Sun Alliance Seguros	11.624	José Fernando Palacio	Rep. Legal

Shareholder	No. of Shares	Proxy	Acting As
Saavedra González Conrado	34	Conrado Saavedra González	Nombre propio
Salom Zaidan Luis Carlos	30.634	Luis Carlos Salom Zaidan	Nombre propio
Universidad de San Buenaventura	33.300	Carlos Humberto Sánchez	Apoderado
Vega Carmen Helena	14	Luis Carlos Salom	Apoderado

	7.261.633		
	=========		

II. ORDER OF THE DAY

The Assembly Unanimously approved the Order of the Day:

1. Quorum Verification
2. Consideration of the Order of the Day
3. Common Shareholders General Assembly Meeting – Attendance, Voting Right
4. Appointment of a Commission to study on behalf of the Non-Voting Preferred Dividend Stockholders the Minute corresponding to the Assembly held on March 4, 2004.

III. GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS – ATTENDANCE, VOTING RIGHT

Mr. Zaccour reminded the shareholders that as it was decided at the last Non-Voting Preferred Dividend Stockholder Meeting, the holders of this type of shares may directly exercise their voting right at the Common Shareholders' General Assembly Meeting to be held tomorrow. Also, he reported on the topics to be treated on such Assembly.

Following, the Assembly President reminded the Shareholders that each Non-Voting Preferred Dividend Stock will make his holder rightful to receive one minimum preferred annual dividend of 2% of the subscription price in Pesos per share (Ps.5,000), and such subscription took place in 1993.

Since 1993 fiscal year, this dividend shall be adjusted on a per year basis by 100% of the consumer price index variation, as certified annually by the competent Colombian authority. The readjustment shall affect the calcualtion of the dividend of the fiscal year where the referred index is certified. The minimum preferred dividend for the 2003 fiscal year is Ps.436,94.

As CFV's 2003 results were affected by the provisions made on fixed rent investments, due to the reduction of the rating of some issuers to the lowest category. This fact forced CFV to provision all the investment in such securities; therefore, by the end of the year no profits resulted, and the dividend of this fiscal year shall accumulate to the dividends of 2000 for Ps.356.25, 2001 for Ps.383.50 and 2002 for Ps.410.31, to be paid with the profits of year 2004 to the holders listed on CFV's shareholders' book on the payment dates as determined by the Shareholders' Assembly to be held in 2005. Such payment shall have a priority on any other dividend related to common shares.

The accumulated dividends per share amount to Ps 1,586,99.

The dividend of 1999 is lost, pursuant to CFV's bylaws and the Share Placement Prospect of Non-Voting Preferred Dividend Stocks, providing that in case the holders of such shares do no receive the minimum dividend for a period higher than four fiscal years in a row, shall only be rightful to receive a cash dividend equal to the amount accumulated within the last four years.
Common shares shall not have right to dividend on 2003.

The 2003 result shall be accumulated to the previous year.

IV. DESIGNATING A COMMISION TO STUDY ON BEHALF OF THE NON-VOTING PREFERRED DIVIDEND SHAREHOLDERS THE MINUTE OF SUCH MEETING.

The Shareholders' General Assembly Meeting approved the following proosal with 5,860,613 shares present at the meeting; the representative of Foreign Funds abstained from voting as he did not have any faculties to do so.

PROPOSITION No. 1

The Common General Assembly Meeting with the powers conferred by article 36 of the by-laws,

RESOLVES:

To designate a commision made up by Mr. Yesid Antonio Quintero and Gilberto Castro Monje to study and approve on behalf of the Non-Voting Preferred Dividend Stockholders minute of the March 4, 2004 meeting.

Upon completing the order of the day, Mr Alejandro Zaccour explained 2003 CFV's results, the management report to be submitted to consideration of the Shareholders' General Assembly Meting to be held on March 5, the last regulatory changes and their incidences on CFV's results and 2004 perspectives.

At 6:30 p.m. and as there was no other subject to be treated the meeting was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

Report from the commission appointed to approve this Minute.

"Cali, Marchl 15, 2004

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 014 from the General Assembly Meeting of Non-Voting Preferred Dividend Shareholders of the Corporation, held on March 05, 2004 in our quality of delegates for such purpose.

Sincerely,

YESID ANTONIO QUINTERO

GILBERTO CASTRO MONJE

ACTA No. 014

En la Ciudad de Santiago de Cali, a los cuatro (04) días del mes de Marzo del año dos mil cuatro (2004), siendo las 4:00 p.m., se reunió en la Sala de Juntas de la Corporación Financiera del Valle S.A., piso 23, la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios La República edición número 16.823 del martes 03 de febrero y El País edición número 19.339 del miércoles 04 de febrero de 2004.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 04 de marzo de 2004 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 05 de marzo de 2004, a partir de las 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 04 de Febrero de 2004"

Además el cinco (05) de febrero de 2004 fue dirigida a cada uno de los accionistas, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 05 de febrero de 2004

Señores
«F1»
«F2»
«F3»

Por la presente me permito confirmar a Usted que la Presidencia de la Corporación ha convocado la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto para que tenga lugar el 04 de Marzo próximo a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23 de la ciudad de Cali, para informarles acerca de los temas a tratar en la Asamblea General Ordinaria de Accionistas de la Corporación.

La Asamblea General Ordinaria de Accionistas se llevará a cabo el 05 de Marzo de 2004 a la 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali. A esta reunión asistirán los Accionistas con Dividendo Preferencial y sin Derecho a Voto para ejercer los derechos de voto que les corresponden en los términos de Ley y de acuerdo con el reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado en los diarios La República y El País el correspondiente aviso de convocatoria, los días 3 y 4 de febrero, respectivamente.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea, se haga representar en ella mediante poder dirigido al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de Propósito General Individual y Consolidados a 31 de Diciembre de 2003 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en la Calle 10 # 4-47, piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 7.261.633 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones que tiene emitidas la Corporación en esta clase de acciones, lo que representa el 78.09%, así:

Accionista	No. Acciones	Representada	Calidad
Barney de Becerra Eugenia	1.732	Luis Carlos Salom	Apoderado
Colombiana de Licitaciones y Concesiones Ltda.	3.031.625	Gilberto Castro Monje	Apoderado
Duque Salazar Néstor	14	Néstor Duque Salazar	Nombre propio
Feske de Guerrero Ursula	95	Luis Carlos Salom	Apoderado
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo T.	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo T.	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Gilberto Castro Monje	Apoderado
Gaviria Santacruz Alberto	10.575	Alberto Gaviria Santacruz	Apoderado
Jaramillo Arboleda Carlos	64.461	Carlos Jaramillo Arboleda	Nombre propio
Londoño Gálvis Alfredo	14.202	Alfredo Londoño Gálvis	Nombre propio
Martínez Gregorio	34	Gregorio Martínez	Nombre propio
Molina Molina Tulia	825	Tulia Molina Molina	Nombre propio
Ocampo Isabel Cristina	1.878	Luis Carlos Salom	Apoderado
Osorio Jaramillo Teresita	16.715	Yesid Antonio Quintero	Apoderado
Osorno Calero Beatriz	86	Luis Carlos Salom	Apoderado

Accionista	No. Acciones	Representada	Calidad
Quintero Correa Yesid Antonio	28.072	Yesid Antonio Quintero	Nombre propio
Raffo Henao Juan Felipe	102	Luis Carlos Salom	Apoderado
Raffo Osorno Daniel	42	Luis Carlos Salom	Apoderado
Raffo Osorno Juliana	42	Luis Carlos Salom	Apoderado
Rivera Sigifredo	52	Sigifredo Rivera	Nombre propio
Royal & Sun Alliance Seguros	11.624	José Fernando Palacio	Rep. Legal
Saavedra González Conrado	34	Conrado Saavedra González	Nombre propio
Salom Zaidan Luis Carlos	30.634	Luis Carlos Salom Zaidan	Nombre propio
Universidad de San Buenaventura	33.300	Carlos Humberto Sánchez	Apoderado
Vega Carmen Helena	14	Luis Carlos Salom	Apoderado
	7.261.633		

II. CONSIDERACION DEL ORDEN DEL DIA

Aprobaron el orden del día 5.860.613 acciones por cuanto a la Representante de los Fondos Extranjeros solo le otorgaron el poder para efectos de quórum, más no para tomar decisiones.

ORDEN DEL DIA

1. Verificación del Quórum.

2. Consideración del Orden del Día.

3. Asamblea General Ordinaria - Asistencia, Derecho a Voto

4. Designación de la Comisión que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie el Acta correspondiente a la reunión de la Asamblea celebrada hoy 04 de marzo de 2004.

III. ASAMBLEA GENERAL ORDINARIA - ASISTENCIA, DERECHO A VOTO

El Doctor Zaccour recordó a los accionistas que tal como lo habían decidido en la Asamblea de Accionistas con Dividendo Preferencial y sin Derecho a Voto del año pasado, los titulares de esta clase de acciones pueden ejercer directamente los derechos de voto que les corresponde en la Asamblea General Ordinaria que se llevará a cabo el día de mañana. Así mismo informó sobre los temas que se tratarán en esta Asamblea.

A continuación el Presidente de la Asamblea recordó a los Accionistas que cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. El dividendo mínimo preferencial para el ejercicio de 2003 es de $436,94.

Como los resultados de la Corporación correspondientes al ejercicio del año 2003 se vieron afectados por las provisiones realizadas en las inversiones de renta fija, por la reducción de la calificación de algunos emisores a la categoría mas baja, lo que obligo a provisionar la totalidad de la inversión en estos títulos, lo que conllevó a que el cierre del año no presentará utilidades, el dividendo correspondiente a este ejercicio se acumulará a los dividendos de los ejercicios de los años 2000 por $356.25, 2001 por $383.50 y 2002 por $410.31, para ser pagados con las utilidades del ejercicio del año 2004 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2005. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.586,99.

En relación con el dividendo del ejercicio de 1999 se pierde, de conformidad con los estatutos de la Corporación y con el Prospecto de Colocación de las Acciones con

Dividendo Preferencial y sin Derecho a Voto, que contemplan que en el evento en que los titulares de estas acciones no reciban el dividendo mínimo por un período superior a cuatro años fiscales consecutivos, tendrán derecho solo a recibir un dividendo en efectivo igual a la suma acumulada dentro de los últimos cuatro años.

Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2003.

El resultado del ejercicio 2003 se acumulará al resultado del ejercicio anterior.

IV. DESIGNACIÓN DE LA COMISIÓN QUE A NOMBRE DE LA ASAMBLEA GENERAL DE ACCIONISTAS CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO ESTUDIE EL ACTA CORRESPONDIENTE A LA REUNIÓN DE LA ASAMBLEA CELEBRADA HOY 04 DE MARZO DE 2004.

La Asamblea General de Accionistas aprobó por 5.860.613 acciones presentes en la reunión la siguiente proposición; absteniéndose de votar la Representante de los Fondos Extranjeros por no tener facultades para ello.

PROPOSICION No. 01

La Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto en uso de las facultades que le confiere el artículo 36 de los Estatutos Sociales,

RESUELVE:

Designase una comisión integrada por los Doctores Yesid Antonio Quintero y Gilberto Castro Monje para que a nombre de la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto estudie y apruebe el Acta correspondiente a la reunión de hoy 04 de Marzo de 2004.

Agotado el orden del día, el Doctor Alejandro Zaccour explicó los resultados de la Corporación correspondientes al ejercicio 2003, el informe de gestión que presentará a consideración de la Asamblea General Ordinaria de Accionistas que se llevará a cabo mañana 05 de marzo, los últimos cambios regulatorios y sus incidencias en los resultados de la Corporación y las perspectivas para el año 2004.

No habiendo más asuntos que tratar, agradece a los Accionistas su presencia en la Asamblea y la declara concluida.

Siendo las 6:30 p.m. y no habiendo más asuntos que tratar se levantó la sesión.

EL PRESIDENTE, **EL SECRETARIO,**

ALEJANDRO ZACCOUR URDINOLA **OSCAR CAMPO SAAVEDRA**

FILE No. 823437

Cali, April 14, 2004

Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogota

Referente	002-011 -	Corporación Financiera del Valle S.A.
	025 -	Information of Assembly
	04 -	Watched Organizations Request With annexed

With the present one we allowed ourselves to send to him to copy of Minute No. 057 corresponding of the General Assembly Meeting of common Shareholders to be held on March 05, 2004.

Sincerely,

Amalia Correa Young
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Harold Abadia Campo
Vicepresident

Superintendencia de Valores [redacted]

No.Radicación : 20043-1525
Fecha : 25/03/2004 15:35 137101
Trámite : 20 INFORMES DE FIN DE EJERCICI
Actividad : 1 SOLICITUD / PRESENTACION
Dependencia : 220 Anexos : 1 lc

Cali, 14 de abril de 2003

Doctor
Clemente del Valle Borraez
Superintendente de Valores
Santafé de Bogotá

Referencia: 002 011 - Corporación Financiera del Valle S.A
025 - Informes de Asamblea - Entidades Vigiladas
04 - Solicitud - Presentación
Con anexos

Con la presente nos permitimos remitirle copia del Acta No. 057 correspondiente a la reunión de la Asamblea General Ordinaria de Accionistas de la Corporación efectuada el 05 de marzo de 2004.

Atentamente,

Amalia Correa Young
Vicepresidente Administrativa

Angela M. Gómez

CORPORACION FINANCIERA DEL VALLE S.A.

MINUTE No. 057

In the city of Santiago de Cali, on March 05, 2004, at 10:00 a.m., the General Assembly Meeting of Common Shareholders of Corporación Financiera del Valle S.A., held a meeting at the Cañaveral room of the Intercontinental Hotel de Cali, with previous convoking, pursuant to Article 31 of the By-Laws, through an announcement published on La Republica, newspapers issues number 16.823 on February 3 and El Pais newspapers, issues number 19.339 on February 04, 2004.

The text of such notice reads as follows:

**"THE PRESIDENT OF
CORPORACION FINANCIERA DEL VALLE S.A.
IS HEREBY CALLING:**

The General Assembly of Non - Voting preferred Stockholders to be held on March 04, 2004 at 4:00 p.m. at the Corporacion Financiera del Valle S.A.'s head office, located at Calle 10 # 4-47, floor 23.

Likewise, the President calls the Common Shareholders and the Non-Voting Preferred Stockholders to the General Assembly Meeting of Common Shareholders to be held on March 05, 2004, at 10:00 a.m. at the Cañaveral room of the Intercontinental Hotel de Cali.

Any Shareholder who may not attend the Meetings, may appoint proxies to represent them through a written notice sent to the Corporation's President, indicating the proxy's name, the individual who may substitute his powers, and the type of shares he represents.

The documents required by the Law are available to the Shareholders ant the Corporation's Secretarys'office.

**ALEJANDRO ZACCOUR URDINOLA
President
Cali, February 04, 2004"**

Furthermore, on February 5, 2004, each common shareholder was sent, the following notice, at their registered addresses:

"Cali, February 05, 2004

Mr
«F1»
«F2»
«F3»

Hereby I am confirming that the Corporation's Presidency has called a General Assembly Meeting of Common Shareholders to be held next March 05 at 10:00 a.m. at the Cañaveral room of the Intercontinental Hotel de Cali.

Common shareholders and Non-Voting Preferred Stock holders have been notified on this meeting to exercise their corresponding voting right pursuant to the Law and the Regulations governing the issuing of such shares.

Pursuant to provisions of articles 30 and 31 of the by-laws, an announcement of such notice has been published on February 3 and 4, on El Pais and La Republica newspapers, respctively.

In case Shareholders may not personally attend the meeting, they are kindly requested to designate the proxies representing them through a written notice sent to the Corporation's President, indicating the proxy's name, the person who may substitute his powers, and the type of shares represented.

Please find annexed the power form to be used in appointing a proxy for the Assembly.

Both the Individual and Consolidated General Purpose Balances as of December 31, 2003 and other information required by the Commerce Code, is available to the shareholders at the Secretary's Office, located at Calle 10 # 4-47, Piso 29, CFV's building.

OSCAR CAMPO SAAVEDRA
General Secretary"

I. QUORUM VERIFICATION

The President asked the Secretary to advise about the number of shares that were present or duly represented and the Secretary said that there were 67.183.019 common shares out of the subscribed and paid 76.725.353 shares of Corporacion Financiera del Valle, and 7.109.357 Non-Voting Preferred Dividend Stocks out of 9.298.994 shares in which the Corporation's capital is divided for this kind of shares, accounting for 87.56% and 76.46% respectively, as follows:

Shareholder	No. of Shares	Proxy	Acting As
Allojos S.A. En Liquidación	100.000	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	6.954.584	Sonia López Solarte	Apoderada
Arquidiócesis de Cali	83	Gloria Esperanza Blanco	Apoderada
Aseguradora Colseguros S.A.	2.034	María Claudia Romero	Apoderada
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	12.424.633	Nubia Montes de Oca de Tobón	Apoderada

Shareholder	No. of Shares	Proxy	Acting As
Banco del Pacífico En Liquidación	446.771	Alvaro Jiménez Fernández	Apoderado
Banco de Occidente	2.680.163	Gustavo Castillo Varela	Apoderado
Banco Popular	8.009.934	Carlos Alberto Torres Victoria	Apoderado
Banco Santander Colombia S.A.	729.076	Jorge Eduardo Soto	Apoderado
Bavaria S.A.	67.856	Luis Carlos Rodríguez	Apoderado
Cajas Plásticas S.A. En Liquidación	10.181	Hermes Becerra Materón	Apoderado
Cervecería Unión S.A.	16.964	Luis Carlos Rodríguez	Apoderado
Corporación Financiera del Norte-En Liquidación	62.989	Napoleón Arboleda	Apoderado
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Duque Salazar Néstor	212	Néstor Duque Salazar	Propietario
Factoring de los Andes S.A.	22.170	Gilberto Castro Monje	Apoderado
Federación Nacional de Cafeteros de Colombia-Recursos Propios	2.747.251	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Comité Departamental de Cafeteros del Valle	3.158.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Flóres Duque Sebastián	69	Sebastián Flores Duque	Propietario
Fondo de Cesantías Porvenir	2.244.319	Gilberto Castro Monje	Apoderado
Fondo de Garantías de Instituciones Financieras Fogafin	258.048	Nelson Darío Ramírez	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.622.571	Gilberto Castro Monje	Apoderado

Shareholder	No. of Shares	Proxy	Acting As
Fondo de Pensiones Voluntarias Porvenir	1.487.159	Gilberto Castro Monje	Apoderado
Impresora del Sur S.A.	16.964	Luis Carlos Rodríguez	Apoderado
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	55.016	Vicente Borrero Calero	Apoderado
International Finance Corporation	2.976.235	Angela María Fonseca	Apoderada
Inversiones Adelca S.A. En Liquidación	151.000	Miryam Caicedo Rosas	Apoderada
Inversiones Aconcagua S.A. En Liquidación	16.964	Hermes Becerra Materón	Apoderado
Inversora Ulloza Ltda. En Liquidación	2.737	Miryam Caicedo Rosas	Apoderada
Londoño Gálvis Alfredo	5	Alfredo Londoño Gálvis	Propietario
Mizuho Corporate Bank Limited	1.970.888	Amparo Murillo Betancourt	Apoderada
Nación - Ministerio de Hacienda y Crédito Público	1.811.539	Alberto Velandia Rodríguez	Gte. Liquidador
Pérez Francisco José	84.988	Francisco José Pérez	Propietario
Productora de Jugos S.A.	16.964	Hermes Becerra Materón	Apoderado
Promotora Interamericana de Inversiones Ltda.- Proinve Ltda.	95.329	Miryam Caicedo Rosas	Apoderada
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	Apoderada
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Apoderada
Scarpetta de Piedrahíta Gloria	646.822	Sonia López Solarte	Apoderada
Scarpetta Gnecco Mario	653.586	Sonia López Solarte	Apoderada
Triturados El Chocho	3.042	José Dairo Giraldo Moreno	Rep. Legal

Shareholder	No. of Shares	Proxy	Acting As
Universidad de San Buenaventura	47.000	Carlos Alberto Sánchez	Apoderado
Valencia García Jorge Alberto	3.653	Jorge Alberto Valencia	Propietario
Valencia Escobar Santiago	104	Santiago Valencia Escobar	Propietario
Valle Cement Investments Ltd.	1.828.601	Tania Amaruc Benítez	Apoderada
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Total	**67.183.019**		

Non-Voting Preferred Dividend Shares

Shareholder	No. of Shares	Proxy	Acting As
Becerra Carlos Alfonso	3.225	Carlos Alfonso Becerra	Propietario
Colombiana de Licitaciones y Concesiones Ltda..	3.031.625	Gilberto Castro Monje	Apoderado
De La Espriella Riveros Liliana	29	Hector Andrés De La Espriella	Apoderado
Duque Salazar Nestor	14	Néstor Duque Salazar	Propietario
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo Tascón	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo Tascón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Gilberto Castro Monje	Apoderado
Londoño Gálvis Alfredo	14.202	Alfredo Londoño Gálvis	Propietario
Osorio Teresita del Socorro	16.715	Yesid Antonio Quintero	Apoderado
Quintero Yesid Antonio	28.072	Yesid Antonio Quintero	Propietario
Total	**7.109.357**		

Therefore, there is quorum to deliberate and make decisions. The meeting is also attended by Mr. Jesús Dario López, the Corporation's Statutory Auditor of de Corporatio and the Board of Directors Roberto Pizarro Mondragón and Ivan Felipe Mejía Cabal.

II. ORDER OF THE DAY

The Common Shareholders and 5,708,337 Non-Voting Preferred Dividend Stocks unanimously approved the following Order of the Day, as the representative of the Fiducolombia, S.A, GDR Program Corfivalle and Fiducolombia S.A. Rule 144A ADR Program Corfivalle's shares only were granted power to attend the Assembly but not to vote:

1. Quorum Verification
2. Reading of the Order of the Day
3. Reading of previous minute No. 056 from the July 20, 2003 meeting.
4. Appointment of a Commision to study and approve Minute No. 057 on behalf of the General Assembly Meeting of Common Shareholders held today March 05, 2004.
5. Election of Directors for the 2004 – 2006 period and determination of fees.
6. Election of the Principal Statutory Auditor and the substitute for the 2004 – 2006 period, and determination of fees and appropriations, referred on Article 79, paragraph 5 of the Financial System Organic By-Laws.

7.a. Report from the Board of Directors and the President to the General Assembly Meeting of Common Shareholders.

b. Reading of the Individual and Consolidated General Purpose Balances as of December 31, 2003 and the matching Financial Statements, as well as any complementary information.

c. Reading of reports about the Balances as of December 31, 2003 and the Statements of Results submitted by the Statutory Auditor, as well as any additional information.

d. Reading of annex containing the information required by Article 446 of the Commerce Code on its paragraph 3.

e. Reading of information required by Circular letter No. 007, 1996 by the Bank Superintendency.

f. Consideration by the Assembly of the individual and consolidated general purpose Balances as of December 31, 2003 and the matching Statements of Results, the Management report and de Statutory Auditor's fee.

9. Dividend on Non-voting Preferred Dividend Shares.

10. Proposals and Miscellaneous.

III. READING OF LETTER APPROVING MINUTE 056 FROM THE JULY 02, 2003 MEETING.

The Secretary read the letter dated July 2, 2003, from Mrs. Amparo Murillo Betancourt and Mrs. Cecilia Garzon Castrillon to the Corporation, approving Minute 056 of the meeting held on July 2, 2003.

"Cali, July 2, 2003

CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Dear Sirs:

Hereby we are approving Minute No. 056 about the Extraordinary General Assembly Meeting of Common Shareholders of the Corporation held on July 2, 2003.

(Signed)
AMPARO MURILLO BETANCOURT

(Signed)
CECILIA GARZON CASTRILLON"

IV. APPOINTMENT OF A COMMISSION TO STUDY AND APPROVE MINUTE No. 057 ON BEHALF OF THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS HELD ON MARCH 05, 2004.

PROPOSAL No. 1

The General Assembly Meeting of Common Shareholders of Corporacion Financiera del Valle S.A. with the faculties conferred by Article 34 of the By-laws,

RESOLVES:

To appoint a Commission made up by Mrs. Amparo Murillo Betancourt and Mr. Gilberto Castro Monje to study and approve Minute No. 057 from the March 05, 2004 Shareholders' General Assembly Meeting of the Company.

This proposal was approved by both the Common Shareholders and 5,708,337 Non-Voting Preferred Dividend Stocks, as the Representative of ADR and GDR Shareholders did not have a voting right.

V. ELECTION OF DIRECTORS FOR THE 2004 – 2006 PERIOD AND DETERMINATION OF FEES

The President ordered a break to give time to shareholders time to agree on the lists for election of Directors for the 2004 – 2006 period.

The Secretary reported that the Presidency had prepared the following list:

BOARD OF DIRECTORS
2002 – 2004 PERIOD

Principals	**Alternates**
1. José Hernán Rincón Gómez	Alejandro Figueroa Jaramillo
2. Efraín Otero Alvarez	Renny Alberto López Sánchez
3. Carlos Arcesio Paz Bautista	José Carlos Santander Palacios
4. Mario Scarpetta Gnecco	Lilly Scarpetta Gnecco
5. Iván Felipe Mejía Cabal	Consuelo Scarpetta Gnecco
6. Roberto Pizarro Mondragón	Carlos Alberto González Arboleda
7. Ignacio José Argüello Andrade	Ignacio Eduardo Copete Saldarriaga
8. Santiago Madriñán de la Torre	Augusto Martínez Carreño
9. Jorge Herrera Barona	Alvaro Correa Holguín

The election proceeded upon resuming the session. Mr. Vicente Borrero Calero and Mr. Nestor Duque Salazar were appointed as observers, and accepted their designation and proceeded to collect the votes. Total votes issues per list was 67,183,019, accounting for 100% of the common shares attending the meeting and 5,708,337 Non-Voting Preferred Dividend Stocks, accounting for 80.30% of the shares attending the meeting, as the Representative of ADR and GDR Shareholders did not have a voting right.

Following, the President asked the Assembly whether to declare legally elected the Principal and Alternate Directors, in their order, as follows:

The Assembly unanimously with 67,183,019 Common Shars and 5,708,337 Non-Voting Preferred Dividend Stocks, as the representative of the ADR and GDR Fonds is a non-voting attendant, declared them legally elected. It also stated that the Board of Directors' members will maintain a Seven Hundred Thousand Pesos (Ps.700,000) fee per meeting.

Principals

José Hernán Rincón Gómez
Efraín Otero Alvarez
Carlos Arcesio Paz Bautista
Mario Scarpetta Gnecco
Iván Felipe Mejía Cabal
Roberto Pizarro Mondragón
Ignacio José Argüello Andrade
Santiago Madriñán de la Torre
Jorge Herrera Barona

Alternates

Alejandro Figueroa Jaramillo
Renny Alberto López Sánchez
José Carlos Santander Palacios
Lilly Scarpetta Gnecco

Consuelo Scarpetta Gnecco
Carlos Alberto González Arboleda
Ignacio Eduardo Copete Saldarriaga
Augusto Martínez Carreño
Alvaro Correa Holguín

The Assembly unanimously with 67,183,019 Common Shars and 5,708,337 Non-Voting Preferred Dividend Stocks, as the representative of the ADR and GDR Fonds is a non-voting attendant, declared them legally elected. It also stated that the Board of Directors' members will maintain a Seven Hundred Thousand Pesos (Ps.700,000) fee per meeting.

VI. ELECTION OF THE PRINCIPAL STATUTORY AUDITOR AND HIS ALTERNATE FOR THE 2004 – 2006 PERIOD. DETERMINATION OF FEES AND APPROPRIATION REFERRED ON ARTICLE 79, PARAGRAPH 5 OF THE FINANCIAL SYSTEM ORGANIC BY-LAWS.

The Secretary read the proposal recorded before the Corporation's Secretary's Office, related to the election of the Statutory Auditor, which was approved by the 67,183,019 common shares attending the meeting and the 5,708,337 Non-Voting Preferred Dividend Stocks, accounting for 80.30% of the shares attending the meeting, as the Representative of ADR and GDR Shareholders did not have a voting right.

PROPOSAL No. 2

The firm Deloitte & Touche Ltda., is introduced to the General Assembly Meeting, to continue working as Statutory Auditor, if so approved by the Assembly, for the 2004 – 2006 period.

For this purpose, the above mentioned firm shall appoint two (2) Public Accountants.

For this work, the Audit Firm shall be paid a fee of One Hundred Forty Million Pesos (Ps.140,000,000) annually plus the corresponding IVA, which shall be paid on 2 monthly allotments of Ps.15,0000,000 and a final allotment of Ps.16,000,000, starting next April.

In order to facilitate the work of the Statutory Auditor, the Corporation shall provide the necessary physical resources and logistic support.

Pursuant to Circular Letter 020, 2002, the following terms are presented:

Total number of budgeted hours is 3,250, which include attendance to Audit Committees and to Board of Directors' Meetings when deemed convenient or as invited by the Directors and/or the Management.

Category	Number of Hours	Number of people
Audit Member	110	1
Audit Manager	235	1
Audit Señor	590	1
Audit Staff	1,380	1
Tax and Legal Specialists	250	4
Treasury and derivative risk specialists	305	4
Computer Systems operators	380	4
Total	**3,250**	

The time assigned to the Audit Member and Manager includes attendace to Board of Directors'Meetings and Committees where the Statutory Auditor's attendance is necessary, and such time is 60 hours.

The people assigned to this Audit project include Public Accountants and shall be supported by experts in other areas such as lawyers, systems engineers, and economists. And shall also count on the support of other members of the Firm or world-class experts, as necessary.

All the expenses, incurred by the Staturoy Auditor in performing his functions, such as travel expenses, transportation, stationery, tools, mail, fax, telephone and telex, among others, shall be assumed by the Corporation, and the annual estimated amount for such expenses is Ps. 40.0MM.

The Corporation has provided in its main offices in the cities of Cali, Bogotá, Medellin, and Barranquilla, work sites to be used by the Statutory Auditor, provided with the following elements.

- Work site: one per city
- Small kitchen (*)
- Restrooms (*)
- Computer
- Printer
- Telephone
- Calculator
- E-mail
- Fax(*)
- Photocopier (*) and other materiales necessary to carry out the job.

(*) These elements are shared with the Corporation's officials working in each office.

None of the officials of the Corporation shall be available to work under the direction of the Statutory Auditor.

VII.a. BOARD OF DIRECTORS' AND PRESIDENT'S REPORT TO THE GENERAL ASSEMBLY MEETING OF COMMON SHAREHOLDERS

Mr. Alejandro Zaccour Urdinola read the report jointly submitted by the Board of Directors and the General Assembly Meeting of Common Shareholders, that reads as follows:

2003 MANAGEMENT REPORT

During 2003 an optimistic environment was felt in the Colombian economy, as a result of the stability shown in the main macroeconomic variables. Trust was gained by both national and international investors as a result of the approval of structural reforms by the end of 2002 and the government strategy to facilitate fiscal adjustments and reactivate the economy. One of the main measures of the fiscal stabilization was based on the approval of the referendum, intended to reduce public expense in the next few years. As such referendum was revoked, the government submitted to the Congress an alternative package of economic measures, which was approved with important amendments by the end of 2003. The main components of this reform are the overcharge on income tax, patrimony tax and financial transactions tax.

The economic environment showed stability and a positive behavior of its main variables. Since May inflation began to decrease, due to the lower devaluation recorded in the first few months of the year and the correction of the food prices, which has forced a rise in this variable by 2002. By 2003 closing, inflation was 6.49%.

As a result the 200 point basis increase in intervention rates between January and April, the interest rates were unchanged by the Central Bank and the economy was supplied with ample liquidity throughout the nominal year. Therefore, interest rates maintained stability in low levels compared to previous averages. The DTF (Average 90 day CD rate) nominal recorded a 7.8% annual average, below the 9.03% recorded in 2002, while the real average DTF was 0.62% in 2003, compared to 2.53% in 2002.


Deposit Rate DTF E.A. and DTF Rate over IPC
DTF E.A.
DTF rate over IPC
DTF
Real DTF over IPC
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%

Source: Central Bank

Note: IPC (Consumer Price Index)

Under this scenario of high liquidity the economy recorded a 4.17% increase in the third quarter (last figure available), compared to the same period of the previous year. This was mainly boosted by the positive behavior of the mining and agriculture industries. This growth exceeded the expectations of analysts and even the government's. On the side of the demand, the economic growth is mainly the result of the investment dynamics (gross capital formation), which recorded a 19.44% annual growth from January to September. The more dynamic

sectors in investments were construction, with 17.04% in the same period, followed by machinery and equipment, with a 14.97% increase.


GDP Quarterly Variation
(real growth)
4.17
6.0
4.0
2.0
-2.0
-4.0
-6.0
-8.0
Sept-97
March-98
Sept-98
March-99
Sept-99
March-00
Sept-00
March-01
Sept-01
March-02
Sept-02
March-03
Sept-03

Source: DANE

On the other hand, the behavior of the exchange rates was hard to forecast in 2003. After a devaluation of 25% in the second semester of 2002, the exchange rate by 2003 closing was Ps.2,778.21 pesos, accounting for a 3.02% revaluation of the Peso with respect to the dollar.

The devaluation of the dollar occurred worldwide throughout the year. The main currencies of the world such as the Euro and the Yen recorded a significant revaluation of the dollar by 2003, running as high as 20% and 10%, respectively. The situation was similar in Latin America. The increase of capital flows towards the region, plus the reduction of policital uncertainty observed during most part of 2002, resulted in significant appreciations of the main Latinamerican currencies. Brazilian's Real recorded an 18% revaluation, and the Chilean peso 17.6%.

In spite of the above, the Real Exchange Rate continued with a growing trend throughout 2003, reaching a maximimum historical peak of 140.33 in October and closing the year to 138.19 units. The above favored the export dynamics, which recorded a 7.8% growth from January to October, as a result of the sales increase towards the United States and Europe, which compensated somehow the sales reduction towards Venezuela and Ecuador.


YOY NOMINAL DEVALUATION
40%
36%
32%
28%
24%
20%
16%
12%
8%
4%
0%
-4%


ITCR
(1994=100)
145
135
125
115
105
95
85
138.19

Source: Central Bank

Financial System

The assets of financial entities showed a 9.2% increase by 2003, recording Ps. 97.4 billion pesos. Particularly, investments increased by 15.7% compared to 13.1% recorded by 2002.

Accounts payable increased by 5.8% in 2003, showing the economy's more intense dynamics and favorable conditions of indebtedness recorded throughout the year. Microcredit loans was the item with the most significant increase (45.8%), followed by consumer (22.1%) and commercial (7.4%), while mortgage decreased by 11.8% (5.6% adjusted by mortgage titularization).

Gross loan portfolio of the financial (excluding IOE and cooperatives)



Million pesos
54,000,000
52,500,000
51,000,000
49,500,000
48,000,000
46,500,000
45,000,000
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Growth of the gross loan portfolio of the financial (excluding IOE and cooperatives)



Annual % variation
25%
20%
15%
10%
5%
0%
-5%
-10%
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Source: Bank Superintendency

By 2003 a favorable behavior was shown by quality indicators and coverage indicators. As of December, the Quality Indicator1 was 6.78%, a level never achieved since the first months of 1998. On the other hand,2 the coverage indicator was 98.11% by December.

Indicators of the Financial Sector



Loan portfolio quality
Loan portfolio coverage
20%
18%
15%
13%
10%
8%
5%
120%
100%
80%
60%
40%
20%
0%
Loan coverage
98.11%
Loan portfolio quality
6.78%
Abr-99
Ago-99
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Source: Bank Superintendency

---

[1] *Quality Indicator = Loans due / Gross loans*

[2] Coverage = Provisions / Loans due

On the other hand, the liabilities of the financial system increased by 8.6% by 2003. A variation of 12.9% is noticeable in the savings accounts balances in the same period, while current accounts increased by 13.2%.


Financial System Liability Balance
Millions pesos
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Dic-95 Jun-96 Dic-96 Jun-97 Dic-97 Jun-98 Dic-98 Jun-99 Dic-99 Jun-00 Dic-00 Jun-01 Dic-01 Jun-02 Dic-02 Jun-03 Dic-03
Current Acct
Savings Acct
CDT

Source: Bank Superintendency

In conclusion, 2003 was a positive year for the financial system. The recovery that began by mid 2002 was consolidated both in generating profits and in improving the quality and coverage indicators. In addition, in 2003 the decreasing trend of accounts payable growth, seen between April 1999 and August 2002, was broken.

2003 RESULTS

During the second semester, the shareholders decided to strengthen the Corporation's equity by Ps.20,000 million, in order to provide larger growing capacity according to the different strategies of each business.

The Corporation's operational results before provisions and taxes significantly improved over the previous year, from Ps.17,316 million in 2002 to Ps.34,709 million in 2003. Including provisions and taxes, by 2003 closing an accumulated loss of Ps. 8,799 is recorded as a result of the provisions for fixed rent, mainly due to the reduction of the rating of bonds issued by Empresas Municipales de Cali (EMCALI), to the lowest category, which forced CFV to provision the total amount of the investment in these bonds.


Operational Profit before Provisions and Taxes
100.45%
31.80%
13,138
17,316
34,709
Dec-01
Dec-02
Dec-03

CORPORATE BANKING

By 2003 closing, the gross Loan Portfolio of CFV was Ps.956.935 million, with a 1.2% increase with respect to the previous year.

Portfolio quality reached 1.8% with respect to the system average of 7.4. With respect to provisions versus loans due, coverage is at 347%. Therefore, currently, more than 91.0% of this portfolio is productive with only 8.9% graded as C, D and E.

The loan portfolio has focused on rediscount lines, accounting for 58% of CFV' total loan portfolio as of December 2003, compared to 26% in 1998, which allowed to minimize term conversion risks.

Evolution of the loan portfolio


2003
2002
2001
2000
0%
20%
40%
60%
80%
100%
A
B
C
D
E

Following the commercial consolidation strategy with our affiliates and the design and rolling out of new products; deposits increased by 8.2% through the private banking network with respect to the previous year.

INVESTMENT PORTFOLIO

During 2003, the investment portfolio focused mainly on the infrastructure sector with a 44% share. We are continuing the capitalizaton plan in International Business Communities (IBC) an associate of Carvajal Group dedicated to logistics through internet technology.

The sustained growth of the Corporation's investment dividends in the last few years has been significant, with Ps34,570 million by 2003 closing.


As of Dec/03 -
Technology
0.70%
Investors
0.46%
Financial
0.49%
Food
6.82%
Agroindustrial
9.48%
Cement
1.08%
Chemicals
10.59%
Affiliates
13.22%
Hotels
9.53%
Infrastructure
43.77%

TREASURY

Business for CFV's treasury was excellent in 2000, with a net income before provisions amounting to Ps 40,764 million, accounting for a 10.2% increase over the previous year.

In the Colombian peso fixed-rate portfolio market, we maintained a third position in the ranking of public debt market makers. The strengthening of our distribution desks allowed us to obtain a 7% share in the primary market and 10% in the secondary market, by 2003.

In the foreign currency and derivative market, we became leaders in the spot, forwards and peso dollar option operations, with transactions that amounted to USD 700 million. Our share in the spot market was 21%, 10% for the forwards market and over 40% for peso dollar operation market, including options to accumulate and disaccumulate reserves issued by the Central Bank.

The strategy for managing the fixed-rate portfolio in 2003 was focused on liquid securities. This allowed to have a high portfolio rotation and maximize its profitability. To obtain the above goal, we strengthened our distribution channels by reactivating Casa de Bolsa operation.

INVESTMENT BANKING

During 2003, Investment Banking recorded the best performance since its creation. Business for over Ps 3.1 billion Pesos were closed, a figure much higher than other competitors' in the market.

This is the result of the consolidation of the strategies defined during the last few years, taking advantage of the economy's reactivation, thus increasing business volumes.

It is important to note that the performance was successful in all the business areas, positioning Corfivalle's Investment Banking as the best option in Colombia.

Project Finance:

- We served as advisory to ISA in submitting the winning bid involving three 230 Kv transmission lines in Bolivia for US$87.3 million.
- Advisory services were provided to Institute of Urban Development –IDU- and Transmilenio S.A. to structure concessions for the construction of NQS and Avenida Suba trunks in the Transmilenio system. Such investment amounts to Ps 1.05 billions.
- We served as advisory for the Mining-Energy Planning Unit–UPME- in the financial structuring and granting of the two public bids for the construction, operation and maintenance of the two 500 Kv transmission lines for Ps 294 million.

Loan Syndicalization:

- CFV structured and placed a syndicated loan for a private company of the local real sector for Ps 150,000 million.
- CFV structured and placed a syndicated loan for the Sewage System of Bogota –EAAB- with the local banks for Ps 124,500 million.
- CFV structured and placed a syndicated loan for RCN Television with the local banks for Ps 170,000 million.
- CFV structured and placed a syndicated loan for Gases del Norte del Valle with the local banks for Ps.32,000 million.

Bond Issuing and Placement:

- Structuring and placement of bonds issued with partial guarantee from IFC for Empresa de Acueducto de Barranquilla (Barranquilla Aqueduct) -Triple A- for Ps.180,000 million.
- Structuring and placement of bonds issued for Actiunidos S.A. for Ps.100,000 million.

Mergings and Acquisitions:

- Advisory services were provided to Banco Andino (in liquidation) in the valuation and Sesling of its Mortgage Portfolio for Ps.14,000 million.

- Advisory services were provided to Empresas Públicas de Medellín S.A. E.S.P in capitalizing 56% of the shares of Centrales Hidroeléctricas de Caldas S.A. E.S.P. (CHEC) and Empresa de Energía del Quindío S.A. E.S.P. (EDEQ). The amount of such capitalization is Ps.196,906 million.

In addition, various advisory services were provided to production companies for project evaluation, financial diagnosis, valuations, definition of investment strategies, among others.

This same activity is expected to continue by 2004, based on the current business and the commercial activity carried out in the last few months.

During 2003, the Economic Research Department continued to provide economic reports on Colombia to the national and international financial communities, as well as macroeconomic proyections. A reader's Financial Consulting Guide was established in the main media, as a channel to respond to economic inquiries. In addition, the Economic Reports were introduced to the Bloomberg and Reuters information systems. These include the Weekly Economic Strategy, the Monthly Report of Public Debt and the Quarterly Macroeconomic report. Also, pursuant to Alexa[3] ranking, the Corporation's web page maintained its leadership in providing financial information in the country.

On the other hand, the III Corfivalle Forum was held, with the attendance of the main economic analysists in the country where the main 2004 projections were discussed.

FINANCIAL AFFILIATES

Leasing del Valle S.A. C.F.C. During 2003, the company continued the incremental dynamics demostrated in recent years, raising leasing nets by 72% from.Ps. 120.516 million in December 2002 to Ps. 207.057 million by the end of 2003.

On the other hand, the leasing and credit portfolio indicator was 1.18%, confirming that in spite of the significant growth of the loan portfolio, the company maintains its high quality levels.

Arrears and restitution payments changed by 48.5% from Ps.698 million in December 2002 to Ps.360 million in 2003, accounting for only 0.14% of the total company's assets. This behavior is due to adequate risk provision, the quality of the financial assets and the commercialization of solid opportunities.

By 2003 closing, the profits of the entity amounted to Ps.4.255 million, higher by 42% than Ps.3.000 million of December 2002. The equity was at Ps.26.300 million and the solvency indicator was 12.55%, with respect to the minimum required by law of 9%.

Fiduciaria del Valle. By the end of 2003, Fiduciaria del Valle earned profits for Ps 4.229 million, and obtained an equity return for its shareholders of 24.77%. Administrative Assets grew to Ps.3.17 billion, accounting for a 23.3% growth compared to Ps.2.57 billion by 2002 closing. Among these assets, the ones corresponding to Investment Trust grew 27.2%, from Ps. 416.269 million in 2002 to Ps. 529.284 million in 2003, as a result of the excellent performance of FCO Value Plus, closing 2003 with the third place in the country. FCE Rent Plus also showed an excellent performance growing from Ps. 28.967 million to Ps. 92.266 million during 2003. Duff and Phelps de

[3] a company compiling traffic information from web pages

Colombia assigned both funds a 2/AAA rating. On the other hand, assets in fiduciary trusts obtained a 34.9% growth from Ps..37 billion to Ps. 1.84 billion. Fiduvalle is in the third place in volume of assets in this activity.

Cofivalle Finance (Bahamas) Limited continued during the current fiscal year with the positive trend of the previous years, obtaining US$ 755 million in net profits, accounting for a 14% increase with respect to the previous year. Its commitment of increasing its equity soundness is maintained, and particularly, in offering its customers the necessary confidentiality to serve as an Offshore Bank.

a) Solvency Ratio:

CFV's solvency ratio was affected by two important facts. First, the equity strengthening carried out by shareholders, and second a change in the regulation through circular letter 031 dated June 27, 2003 issued by the Bank Superintendency, which modified volatilities used to estimate de Risk Value, affecting mainly the IGBC factor with a reduction from 8% to 6% for stock investments and from 12% to 9% for non-stock invesments.

These facts caused the solvency indicator to go from 10.74% by December 2002 to 11.9% by December 2003, for a 11.54% variation.

b) Evaluation of the loan portfolio and investments credit risk:

Responding to the provisions of the Bank Superintendency with respect to Credit Risk Management System (SARC) , during 2003 the Corporation worked in time tunning the model to determine Expected Losses associated to the credit business.

The technological platform and support designed and implemented by CFV's System area has been critical in facilitating the work with our customers' quantitative and qualitative statistics, providing the input for the model development.

The above has allowed CFV to meet the timetables proposed by the Bank Superintendency with respect to SARC, as well as to parallel the current provision system with the Expected Loss model, since 2004. The results of this parallel, will provide the necessary input to make the, as required by the Superintendency.

With respect to the proprietary model to evaluate investments, calibration exercises were maintaned meeting the timetables established by the Bank Superintendency.

c) Assets received as Payment in Kind:

In order to meet provisions of article 11- of the Financial System Organic Statute, the Bank Superintendency through External Circular Letter 034 dated August 6, 2003, modified totally Chapter III of External Circular Letter 100, 1995 (Basic Financial and Accounting Circular Letter).

Pursuant to the circular letter the Corporation shall record in its balances any provision on payment in kind, as follows:

Real Estate:

1. Assets received as payment in kind with more than 2 years: An additional monthly rate should be created to reach 80% of the purchase cost by December 2005.

2. Assets received as payment in kind for more than 2 years (are within the legal disposal of property term): A rate equivalent to 30% of the asset's purchase cost, within the year following the receipt of the asset. For the second year a 30% should be provisioned in monthly rates and 20% in one payment by the end of the second year.

Real Estate:

With respect to the Assets received as Payment in Kind- BRDP real estate, a provision should be established for 35% of the purchase cost of the BRDP real estate, which should be increased by an additional 35% in the second year until reaching 70% of the BRDP recorded value before provisions. Upon the legal deadline for the sale, if no extension has been authorized, the provision should be 100% of the BRDP recorded value before provisions. In case an extension is made, the remaining 30% of the provision should be made with the term established.

TECHNOLOGY

The improvement of information safety schemes has been emphasized. This has implied the implementation of new software versions in our main equipment, and carrying out an assurance process, taking advantage of these platforms, in order to gain greater confidence from our customers.

With respect to software projects or implementations, credit SARC and SARI solutions were consolidated in order to support the provision calculation parallel which began in January 2004. Also, the treasury "daily Profit and Loss" statement was automatized and unified, becoming a critical tool to consolidate treasury risk control schemes. Solutions to support SIPLA and to detect unusual and suspicious operations was strengthened.

A high percentage of the necessary development for the integration of the Credit Portfolio and Guarantees was initiated and carried out, meeting the explicit request from the Bank Superintendency.

Leasing del Valle concluded the mounting of the imports module, the insurance module was initiated, and the SARC solution was streamlined in order to support the parallel of provisions that began in January2004. All the necessary works to meet circular letter 22 from the Bank Supertendency about the agreement accounting scheme were carried out.

Fiduvalle implemented the Guarantee Trust; the implementation of the Accounts Receivable and Provisions module was completed. The development of the module to support the Account Reporting process was initiated. A large percentage of the Cash and Bank solution for the Trust was completed and modifications were made to support circular letter "T0" from the Bank Superintendency.

Casa de Bolsa was reactivated, involving the mounting of the new solution to record "OYD" operations and the integrated accounting module was implemented.

ADMINISTRATION

As a result of the optimization of our operative processes and the reorganization and improvement of the management structure, an improvement of the management efficiency index was obtained (Average Expenses/ Assets) showing 1.52% in 2003 with respect 1.60% in 2002.

We comply with all regulations pertaining to intellectual property and daily issues CFV encounters in software licensing. Established internal policies and procedures protect the continuity of existing installations.

We ascribe to all legal and policy decisions that govern our business in the financial sector, maintaining all due diligence disclosures and aplicable procedures under law.

We have closely followed both the legal and internal established and approved by the Board of Directors.

The aspect of CFV represented by partners and administrators is equal to settlement assets valued at.Ps 14.412 million and is 0.65% of the entity's total assets. Conditions of these operations do not differ from those realized through other third-party agreements.

In compliance with article 47 of law 222 of 1995, we confirm that from the opening balance until the date when information was presented nothing has affected the normal development of CFV.

OUTLOOK FOR 2004

The main challenge of the Colombian economy during 2004 will be to consolidate the vigor of the 2003 reactivation. The confidence indicators both of consumption and investment, as well as the reduction trend in unemployement rate, that occurred in 2003, are clear signals for optimism.

A higher dynamics in the loan portfolio is expected, based on the economy's reactivation process and current interest rate level. The above should result in a better behavior of internal demand, which could become an important booster of the 2004 economic growth. On the other hand, the government strategies related to safety will maintain their priority in order to increase trust among entrepreneurs in the country.

A basic topic during 2004 will be the negotiation of preferred commercial agreements, particularly with the United States. Such negotiations will be of much significance for the future of Colombian companies, which will have to face markets with great growth potential and a more direct competition. In this sense, the private sector resources are likely to increase, in order to provide for capacity enlargement and to be able to face the new economic scenario.

Lastly, the great economic uncertainty of 2004 will focus on the way the government and the authorities will face the latent risk of the fiscal subject. Economic authorities will have to focus their efforts on maintaining the investments' confidence, by continuing with the public finance adjustment program which began in the previous years.

Finally, we express our sincere appreciation to shareholders, the board of directors and all personnel at CFV for your support and dedication that were decisive in achieving defined goals.

ALEJANDRO ZACCOUR URDINOLA
President

"The members of the Board of Directors approve this report.

Following, the President presented the operations carried out by CFV and its affiliates, which are included in the 2003 balance and financial statements, and are detailed on note #30.

VII.b. READING OF THE INDIVIDUAL CONSOLIDATED GENERAL PURPOSE BALANCE AS OF DECEMBER 31, 2003 AND THE STATEMENTS OF RESULTS, AS WELL AS THE COMPLEMENTARY INFORMATION REQUIRED BY THE BANK SUPERINTENDENCY.

At this point of the Order of the Day, Mr. Jorge Alberto Valencia requested the President that in a future Assembly meeting where financial statament are submitted, these should be handed out upon arriving to the meeting in order to analyze them.

On this respect, Mr. Zaccour noted that this petition shall be analyzed on the next meeting. However, he reminded all the shareholders that all the documents ordered by Law, including the financial statemetns with their accompanying notes, had been available to the shareholders at the Corporation's Secretary's Office. In addition, he noted that the Corporation's doors are all the time opened not only to him, but to any member wishing to talk to the Institution's President.

Following, the President asked the Secretary to read the Individual and Consolidated General Purpose Balances as of December 31, 2003 and the matching Statements of Results, as well as the complementary information required by the Bank Superintendency:

VII.c. READING OF REPORTS ABOUT THE BALANCES AS OF DECEMBER 31, 2003 AND THE STATEMENTS OF RESULTS SUBMITTED BY THE STATUTORY AUDITOR, AS WELL AS ANY ADDITIONAL INFORMATION.

Mr. Jesús Dario López, CFV's Main Statutory Auditor read the reports submitted by the Statutory Auditor of the CFV's consolidated Financial Statements:

VIII.d. READING OF THE ANNEX CONTAINING THE INFORMATION REQUIRED BY ARTICLE 446 OF THE COMMERCE CODE, PARAGRAPH 3.

In conformance with provisions of Article 446 Paragraph 3 of the Commerce Code, the Corporation's Board of Directors and the President advise the shareholders that during the year ending on December 31, 2003, the following expenditures were made:

(The values are given in thousands of Colombian pesos, except capital conformation)

➢ Salaries to directors and Bonuses to directors	2,892,052
➢ Fees to the Board of Directors	119,000

- Fees to Independent Consultors 1,467,294
- Travel expenses 148,306
- Donations made by the Corporation 35,543
- Advertising and publicity 862,973
- Public relationships 169,875
- Transportation 658,958
- Deposits of the CFV abroad by the end of the fiscal year amounted to US$271,518.49 and Col.Ps $762,207.
- Foreign currency liabilities by the end of the fiscal year amounted to US$73,231.82 and Col.Ps $205,576,354.
- The CFV's investments as of December 31, 2003 were the following:

Corporations and partnerships	655,221,151
Foreign financial entities	23,572,727
Liquid asset investments	299,152,521
Obligatory investments	20,414,765

- The Corporation's net worth as of December 31, 2003 was made up as follows:

Number of Shares	Net Worth	Colombian Pesos
Authorized	100,000,000	1.000,000,000
To be subscribed	13,975,653	139,756,530
Subscribed and paid	86,024,347	860,243,470

- Contingent and memorandum accounts as of December 31, 2003 amounted to Col.Ps $8,226,117 million.

VII.e.READING OF THE INFORMATION REQUIRED BY CIRCULAR LETTER No. 007, 1996 FROM THE BANK SUPERINTENDENCY.

Pursuant to provisions of External Circular Letter No. 007, 1996 issued by the Bank Superintendency, following is the report containing the main activities carried out by this Committee during 2003:

- Knew and evaluated the CFV's financial statements as of December 31, 2002 submitted by the Statutory Auditors. Also knew the result of the Financial Statements at closing of the same year.
- Confirmed the opinion of the Statutory Auditor with respect to the adequacy and appropriateness of the entity's internal control measures to be submitted to the Shareholders' General Assembly (Article 209 of the Commerce Code).
- Approved the report on activities carried out by the Audit Committee during 2002.
- Approved the work plan to be developed by the Comptroller and knew the 2003 Statutory Auditor's work plan.
- Supervised the work carrie dout by the Comptroller for SARC implementation.
- Supervised the audit functions and activities and evaluated the adequacy and effectiveness of internal control reports in the following topics and the reliability of the work:

    - SARC Project
    - Confirmation of CDT, Bonds and Financial obligation balances
    - Payroll
    - Assets received as payment in kind
    - Posicion propia
    - Taxes
    - 2003 Treasury projects
    - Loan Portfolio
    - Private Banking
    - Asset Laundry
    - Fixed Rent Investments
    - Bank conciliations
    - Loan risk evaluation project in SARIN investments
    - Law controls

Verified the measures taken by the Management related to stated topics derived from the suggestions and recommendations.

- Became aware of the Statutory Auditor's activities, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management related to the suggestions and recommendations referring to the subjects exposed.

- Became aware of the Statutory Auditor's activities, evaluated the sufficiency and effectiveness of its reports on different subjects, and verified the measures taken by the Management related to the suggestions and recommendations referring to the subjects exposed.

- Knew and evaluated the Compliance Official's report made during year 2003.

- Became aware and evaluated the requirements and inspection reports issued by the Bank Superintendency carried out during 2003.
- Became aware of the evolution of the Corporation's Provisions and Allowance Evaluation and Rating, and the performance of the respective Committee.
- Became aware on the SIPLA Policies and Procedures Manual, as well as on the content of External Circular Letter 25, 2003 issued by the Bank Superintendency.

VII.f. CONSIDERATION BY THE ASSEMBLY OF THE INDIVIDUAL AND CONSOLIDATED GENERAL PURPOSE BALANCES AS OF DECEMBER 31, 2003 AND THEIR MATCHING STATEMENTS OF RESULTS, AS WELL AS THE MANAGEMENT REPORT AND STATUTORY AUDITOR REPORT.

Before submitting the Financial Statements to the consideration of the Shareholders, the Secretary read the written communications through which the Bank Superintendency considered that the Financial Statements of the Corporation could be submitted to the consideration of the General Assembly Meeting of Common Sharehodlers and authorized its publication.

The President submitted to consideration of the Shareholders the General Balance and the Statement of Results already read and asked whether they needed additional information.

Upon giving all the requested explanations, the Assembly President, Mr. Alejandro Zaccour, asked the Shareholders whether they would approve the Financial Statements. The Assembly approved the following proposition:

PROPOSITION No. 3

The Shareholder's General Assembly Meeting of Corporacion Financiera del Valle.

RESOLVES

To approve the Individual and Consolidated General Purpose Balance Sheet as of December 31, 2003 and its matching Statement of Results, as well as the Management and Statutory Auditor's report.

The previous proposition was approved with the favorable vote of 65,861,799 shares, as from the total shares represented in the meeting, Mr. Mario Scarpetta Gnecco, owner of 653,586 shares and the proxys of Mrs. Consuelo Scarpetta Gnecco, owner of 20,650 shares and Lilly Scarpetta Gnecco, owner 649,984 shares, absteined from approving the Management accounts with their own shares as they are Directors of the entity. Also this proposal was approved by the 5,708,337 Non Voting Preferred Dividend stocks, as the Representative of ADR and GDR Funds abstains from approving because he does not have a voting right.

VIII. DIVIDEND ON NON-VOTING PREFERRED DIVIDEND SHARES.

The President of the Assembly reminded that each non-voting preferred dividend stock will entitle its holder to receive a minimum preferred dividend accounting for 2% of the subscription price in pesos of each share (Col.Ps 5,000), a suscription made in 1993.

From 1993 such dividend will be adjusted yearly by an amount equivalent to 100% of the consumer price index variation, as annually certified by the Colombian competent authority, for that year. The readjustment will bear some effects on the calculation of the dividend of current fiscal year where the referred index is certified. For year 2003 the minimum preferred dividend is Ps. 436.94.

CFV's 2003 results were affected by the provisions made on fixed rent investments, due to the reduction of the rating of some issuers to the lowest category. This fact forced CFV to provision all the investment in such securities; therefore, by the end of the year no profits resulted, and the dividend of this fiscal year shall accumulate to the dividends of 2000 for Ps.356.25, 2001 for Ps.383.50 and 2002 for Ps.410.31, to be paid with the profits of year 2004 to the holders listed on CFV's shareholders' book on the payment dates as determined by the Shareholders' Assembly to be held in 2005. Such payment shall have a priority on any other dividend related to common shares.

The accumulated dividends per share amount to Ps 1,586,99.

The dividend of 1999 is lost, pursuant to CFV's bylaws and the Share Placement Prospect of Non-Voting Preferred Dividend Stocks, providing that in case the hodlers of such shares do no receive the minimum dividend for a period higher than four fiscal years in a row, shall only be rightful to receive a cash dividend equal to the amount accumulated within the last four years.

Common shares shall not have right to dividend on 2003.

The 2003 result shall be accumulated to the previous year.

IX. PROPOSALS AND MISCELLANEOUS

As there was no other subject to be treated at this point, at 12:30 p.m. the session was adjourned.

ALEJANDRO ZACCOUR URDINOLA
President

OSCAR CAMPO SAAVEDRA
Secretary

CORPORACION FINANCIERA DEL VALLE S.A.

ACTA No. 057

En la Ciudad de Santiago de Cali, a los cinco (05) días del mes de Marzo del año dos mil cuatro (2004), siendo las 10:00 de la mañana, se reunió en el Salón Cañaveral del Hotel Intercontinental de Cali la Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., previa convocatoria realizada en cumplimiento de los ordenamientos del Artículo 31 de los Estatutos Sociales, por medio de aviso publicado en los Diarios La República edición número 16.823 del martes 03 de febrero y El País edición número 19.339 del miércoles 04 de febrero de 2004.

El texto del aviso de convocatoria publicado fue el siguiente:

"EL PRESIDENTE DE LA
CORPORACION FINANCIERA DEL VALLE S.A.
SE PERMITE CONVOCAR:

A la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 04 de marzo de 2004 a las 4:00 p.m. en las oficinas de la Corporación Financiera del Valle S.A., situadas en la Calle 10 # 4-47, piso 23.

Igualmente convoca a los Accionistas Ordinarios y a los Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria de Accionistas que se realizará el 05 de marzo de 2004, a partir de las 10:00 a.m., en el Salón Cañaveral del Hotel Intercontinental de Cali.

Los Señores Accionistas que no concurran personalmente a las Asambleas, podrán designar apoderados que los representen en escrito dirigido al Presidente de la Corporación, indicando el nombre del apoderado, el de la persona en quien éste pueda sustituir el poder, y la clase de acciones que representa.

Los documentos que ordena la Ley se encuentran a disposición de los Señores Accionistas en las oficinas del Secretario de la Corporación.

ALEJANDRO ZACCOUR URDINOLA
Presidente
Cali, 04 de Febrero de 2004"

Además el cinco (05) de Febrero de 2004, fue dirigida a cada uno de los accionistas ordinarios, a la dirección que de ellos aparece registrada en la Corporación, la siguiente comunicación:

"Cali, 05 de febrero de 2004

Señores
«F1»
«F2»
«F3»

Por la presente me permito confirmar a usted que la Presidencia de la Corporación ha convocado la Asamblea General Ordinaria de Accionistas para que tenga lugar el 05 de marzo próximo a las 10:00 a.m. en el Salón Cañaveral del Hotel Intercontinental de Cali.

A esta Asamblea han sido convocados los Accionistas Ordinarios y los Accionistas con Dividendo Preferencial y sin Derecho a Voto para que ejerzan el derecho a voto que les corresponde en los términos de Ley y de acuerdo con el Reglamento que rige la emisión de esta clase de acciones.

En cumplimiento del ordenamiento de los artículos 30 y 31 de los estatutos sociales, se ha publicado en los diarios La República y El País el correspondiente aviso de convocatoria, los días 3 y 4 de febrero, respectivamente.

Mucho agradeceré a usted en el caso de no serle posible concurrir personalmente a la Asamblea se haga representar en ella, mediante poder dirigido al Presidente de la Corporación en que se indique el nombre del apoderado y el de la persona en quien éste pueda sustituir el poder, acompañado del certificado de existencia y representación legal de quien lo otorga, actualizado.

Con la presente tengo el gusto de hacer llegar a usted un formato de poder el cual pueden utilizar para designar su representante en la Asamblea.

Los Balances de propósito general individual y consolidados a 31 de Diciembre de 2003 y demás informaciones exigidas por el Código de Comercio, se encuentran a disposición de los señores accionistas en la oficina del suscrito Secretario, ubicada en la Calle 10 # 4-47, piso 29 del Edificio Corporación Financiera del Valle de Cali.

Atentamente,

(Fdo.)
OSCAR CAMPO SAAVEDRA
Secretario General"

I. VERIFICACION DEL QUORUM

El Presidente pidió al Secretario informar acerca del número de acciones que se encontraban presentes o debidamente representadas y éste indicó que se encontraban 67.183.019 acciones ordinarias de las 76.725.353 acciones ordinarias que tiene suscritas y pagadas la Corporación en esta clase de acciones, y 7.109.357 acciones con Dividendo Preferencial y sin Derecho a Voto de las 9.298.994 acciones en que se encuentra dividido el capital social de la Corporación en esta clase de acciones, lo que representa el 87.56% y el 76.46% respectivamente, así:

Acciones Ordinarias

Accionista	No. Acciones	Representada	Calidad
Allojos S.A. En Liquidación	100.000	Miryam Caicedo Rosas	Apoderada
Amalfi S.A.	6.954.584	Sonia López Solarte	Apoderada
Arquidiócesis de Cali	83	Gloria Esperanza Blanco	Apoderada
Aseguradora Colseguros S.A.	2.034	María Claudia Romero	Apoderada
Banco Andino Colombia S.A. En Liquidación	4.758.000	Mario Ruíz	Apoderado
Banco de Bogotá	12.424.633	Nubia Montes de Oca de Tobón	Apoderada
Banco del Pacífico En Liquidación	446.771	Alvaro Jiménez Fernández	Apoderado
Banco de Occidente	2.680.163	Gustavo Castillo Varela	Apoderado
Banco Popular	8.009.934	Carlos Alberto Torres Victoria	Apoderado
Banco Santander Colombia S.A.	729.076	Jorge Eduardo Soto	Apoderado
Bavaria S.A.	67.856	Luis Carlos Rodríguez	Apoderado
Cajas Plásticas S.A. En Liquidación	10.181	Hermes Becerra Materón	Apoderado
Cervecería Unión S.A.	16.964	Luis Carlos Rodríguez	Apoderado
Corporación Financiera del Norte-En Liquidación	62.989	Napoleón Arboleda	Apoderado

Accionista	No. Acciones	Representada	Calidad
Corporación Universitaria Autónoma de Occidente	190.314	Diego Smith	Apoderado
Duque Salazar Néstor	212	Néstor Duque Salazar	Propietario
Factoring de los Andes S.A.	22.170	Gilberto Castro Monje	Apoderado
Federación Nacional de Cafeteros de Colombia-Recursos Propios	2.747.251	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Comité Departamental de Cafeteros del Valle	3.158.454	Amparo Murillo Betancourt	Apoderada
Federación Nacional de Cafeteros-Como Administradora del Fondo Nacional del Café	1.205.947	Amparo Murillo Betancourt	Apoderada
Flóres Duque Sebastián	69	Sebastián Flores Duque	Propietario
Fondo de Cesantías Porvenir	2.244.319	Gilberto Castro Monje	Apoderado
Fondo de Garantías de Instituciones Financieras Fogafin	258.048	Nelson Darío Ramírez	Apoderado
Fondo de Pensiones Obligatorias Porvenir	1.622.571	Gilberto Castro Monje	Apoderado
Fondo de Pensiones Voluntarias Porvenir	1.487.159	Gilberto Castro Monje	Apoderado
Impresora del Sur S.A.	16.964	Luis Carlos Rodríguez	Apoderado
Industrias de Envases S.A.	1.475.777	Vicente Borrero Calero	Apoderado
Ingenio Providencia S.A.	5.427.041	Vicente Borrero Calero	Apoderado
Ingenio del Cauca S.A.	55.016	Vicente Borrero Calero	Apoderado
International Finance Corporation	2.976.235	Angela María Fonseca	Apoderada
Inversiones Adelca S.A. En Liquidación	151.000	Miryam Caicedo Rosas	Apoderada

Accionista	No. Acciones	Representada	Calidad
Inversiones Aconcagua S.A. En Liquidación	16.964	Hermes Becerra Materón	Apoderado
Inversora Ulloza Ltda. En Liquidación	2.737	Miryam Caicedo Rosas	Apoderada
Londoño Gálvis Alfredo	5	Alfredo Londoño Gálvis	Propietario
Mizuho Corporate Bank Limited	1.970.888	Amparo Murillo Betancourt	Apoderada
Nación - Ministerio de Hacienda y Crédito Público	1.811.539	Alberto Velandia Rodríguez	Gte. Liquidador
Pérez Francisco José	84.988	Francisco José Pérez	Propietario
Productora de Jugos S.A.	16.964	Hermes Becerra Materón	Apoderado
Promotora Interamericana de Inversiones Ltda.- Proinve Ltda.	95.329	Miryam Caicedo Rosas	Apoderada
Scarpetta Gnecco Consuelo	20.650	Sonia López Solarte	Apoderada
Scarpetta Gnecco Lilly	646.984	Sonia López Solarte	Apoderada
Scarpetta de Piedrahíta Gloria	646.822	Sonia López Solarte	Apoderada
Scarpetta Gnecco Mario	653.586	Sonia López Solarte	Apoderada
Triturados El Chocho	3.042	José Dairo Giraldo Moreno	Rep. Legal
Universidad de San Buenaventura	47.000	Carlos Alberto Sánchez	Apoderado
Valencia García Jorge Alberto	3.653	Jorge Alberto Valencia	Propietario
Valencia Escobar Santiago	104	Santiago Valencia Escobar	Propietario
Valle Cement Investments Ltd.	1.828.601	Tania Amaruc Benítez	Apoderada
Zarife Ltda.	31.348	Guillermo Alberto Chaux	Apoderado
Total	**67.183.019**		

Acciones con Dividendo Preferencial y sin Derecho a Voto

Accionista	No. Acciones	Representada	Calidad
Becerra Carlos Alfonso	3.225	Carlos Alfonso Becerra	Propietario
Colombiana de Licitaciones y Concesiones Ltda..	3.031.625	Gilberto Castro Monje	Apoderado
De La Espriella Riveros Liliana	29	Hector Andrés De La Espriella	Apoderado
Duque Salazar Nestor	14	Néstor Duque Salazar	Propietario
Fiducolombia S.A. GDR Program Corfivalle	1.380.222	Claudia Ximena Moncayo Tascón	Apoderada
Fiducolombia S.A. Rule 144A ADR Program Corfivalle	20.798	Claudia Ximena Moncayo Tascón	Apoderada
Fondo de Pensiones Obligatorias Porvenir	2.614.455	Gilberto Castro Monje	Apoderado
Londoño Gálvis Alfredo	14.202	Alfredo Londoño Gálvis	Propietario
Osorio Teresita del Socorro	16.715	Yesid Antonio Quintero	Apoderado
Quintero Yesid Antonio	28.072	Yesid Antonio Quintero	Propietario
Total	**7.109.357**		

Por lo anterior hay quórum para deliberar y decidir. También se encuentra presente el Doctor Jesús Darío López, Revisor Fiscal Suplente de la Corporación y los Directores Roberto Pizarro Mondragón e Iván Felipe Mejía Cabal.

II. CONSIDERACION DEL ORDEN DEL DIA

Se aprobó por unanimidad de las Acciones Ordinarias y por 5.708.337 acciones con Dividendo Preferencial y sin Derecho a Voto, por cuanto a la representante de las acciones de los fondos Fiducolombia S.A. GDR Program Corfivalle y Fiducolombia S.A. Rule 144A ADR Program Corfivalle solo le concedieron el poder para asistir a la Asamblea y no para votar cualquier punto en ella.

1. Verificación del quórum.

2. Consideración del Orden del Día.

3. Lectura de la carta de aprobación del Acta No. 056 correspondiente a la reunión del 02 de julio de 2003.

4. Designación de la Comisión que a nombre de la Asamblea General Ordinaria de Accionistas estudie y de su aprobación al Acta No. 057 correspondiente a la reunión de la Asamblea celebrada hoy 05 de marzo de 2004.

5. Elección de Directores para el período 2004 - 2006 y fijación de honorarios.

6. Elección de Revisor Fiscal Principal y Suplente para el período 2004 - 2006, fijación de honorarios y determinación de la apropiación a que hace referencia el Artículo 79, numeral 5 del Estatuto Orgánico del Sistema Financiero.

7. a. Informe de gestión de la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas.

   b. Lectura de los Balances de Propósito General Individuales y Consolidados al 31 de diciembre de 2003 y de los Estados de Resultados correspondientes, y demás información legal.

   c. Lectura de los informes que acerca de los Balances a Diciembre 31 de 2003 y de los Estados de Resultados rinde el Revisor Fiscal, y demás información legal.

   d. Lectura del anexo que contiene la información exigida por el Artículo 446 del Código de Comercio en su numeral 3o.

   e. Lectura de la información exigida por la Circular 007 de 1996 de la Superintendencia Bancaria.

   f. Consideración por parte de la Asamblea de los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2003 y sus correspondientes Estados de Resultados, así como del Informe de Gestión y del Revisor Fiscal.

8. Dividendos Acciones con Dividendo Preferencial y sin Derecho a Voto.

9. Proposiciones y varios.

III. LECTURA DE LA CARTA DE APROBACION DEL ACTA No. 056 CORRESPONDIENTE A LA REUNION DEL 02 DE JULIO DE 2003.

El Secretario dio lectura a la carta de fecha 2 de Julio de 2003, dirigida por los Doctoras Amparo Murillo Betancourt y Cecilia Garzón Castrillón a la Corporación, en la cual dan su aprobación al Acta 056 de la Reunión efectuada el 02 de Julio de 2003.
"Cali, 02 de Julio de 2003

Señores
CORPORACION FINANCIERA DEL VALLE S.A.
Cali

Apreciados señores:

Por la presente nos permitimos dar aprobación al Acta No. 056 correspondiente a la reunión de la Asamblea General Extraordinaria de Accionistas Ordinarios de la Corporación, realizada el 02 de Julio de 2.003 en nuestra condición de delegadas para tal fin.

Atentamente,

(Fdo.)
AMPARO MURILLO BETANCOURT

(Fdo.)
CECILIA GARZON CASTRILLON"

IV. DESIGNACION DE LA COMISION QUE A NOMBRE DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS ESTUDIE Y DE SU APROBACION AL ACTA No. 057 CORRESPONDIENTE A LA REUNION DE LA ASAMBLEA CELEBRADA HOY 05 DE MARZO DE 2004.

PROPOSICION No. 1

La Asamblea General Ordinaria de Accionistas de la Corporación Financiera del Valle S.A., en uso de las facultades que le confiere el Artículo 34 de los Estatutos Sociales,

RESUELVE:

Desígnase una Comisión integrada por los Doctores Amparo Murillo Betancourt y Gilberto Castro Monje para que a nombre de la Asamblea General de Accionistas de la Compañía estudie el acta No. 057 correspondiente a la reunión de hoy 05 de marzo de 2004, y le den su aprobación.

Esta proposición fue aprobada por todos los Accionistas Ordinarios y por 5.708.337 acciones con Dividendo Preferencial y sin Derecho a Voto, absteniéndose de votar la Representante de los Fondos ADR´s y GDR´s no tiene facultad para votar alguna decisión.

V. ELECCION DE DIRECTORES PARA EL PERIODO 2004 - 2006 Y FIJACION DE HONORARIOS

La Presidencia decretó un receso para que los accionistas pudieran dialogar y convenir las listas a inscribirse para la elección de Directores para el período 2004 - 2006.

El Secretario informó a la Presidencia que se había inscrito una sola lista así:

JUNTA DIRECTIVA

PERIODO 2004 - 2006

	Directores Principales	Directores Suplentes
1.	José Hernán Rincón Gómez	Alejandro Figueroa Jaramillo
2.	Efraín Otero Alvarez	Renny Alberto López Sánchez
3.	Carlos Arcesio Paz Bautista	José Carlos Santander Palacios
4.	Mario Scarpetta Gnecco	Lilly Scarpetta Gnecco
5.	Iván Felipe Mejía Cabal	Consuelo Scarpetta Gnecco
6.	Roberto Pizarro Mondragón	Carlos Alberto González Arboleda
7.	Ignacio José Argüello Andrade	Ignacio Eduardo Copete Saldarriaga
8.	Santiago Madriñán de la Torre	Augusto Martínez Carreño
9.	Jorge Herrera Barona	Alvaro Correa Holguín

Reanudada la sesión se procedió a la elección, designándose a los Doctores Vicente Borrero Calero y Néstor Duque Salazar como escrutadores, quienes aceptaron el cargo y procedieron a la recolección de las papeletas de votación. El total de votos emitidos por esta lista fue de 67.183.019, esto es el 100% de las acciones ordinarias presentes en la reunión y por 5.708.337 acciones con Dividendo Preferencial y sin Derecho a Voto, esto es por el 80.30% presentes en la reunión, por cuanto el Representante de los Accionistas ADR y GDR no tiene facultad para votar alguna decisión.

Acto seguido el Presidente preguntó a la Asamblea si declaraba legalmente electos como Directores Principales y Suplentes, en su orden a los Señores:

Directores Principales

José Hernán Rincón Gómez
Efraín Otero Alvarez
Carlos Arcesio Paz Bautista
Mario Scarpetta Gnecco
Iván Felipe Mejía Cabal
Roberto Pizarro Mondragón
Ignacio José Argüello Andrade
Santiago Madriñán de la Torre
Jorge Herrera Barona

Directores Suplentes

Alejandro Figueroa Jaramillo
Renny Alberto López Sánchez
José Carlos Santander Palacios
Lilly Scarpetta Gnecco
Consuelo Scarpetta Gnecco
Carlos Alberto González Arboleda
Ignacio Eduardo Copete Saldarriaga
Augusto Martínez Carreño
Alvaro Correa Holguín

La Asamblea por unanimidad de las 67.183.019 de las Acciones Ordinarias y por 5.708.337 acciones con Dividendo Preferencial y sin Derecho a Voto, por abstenerse de votar la representante de los Fondos ADR´s y GDR´s los declaró legalmente electos. Así mismo determinó que se continúe reconociendo a cada miembro de la Junta Directiva unos honorarios de Setecientos mil pesos moneda corriente ($700.000) por reunión.

VI. ELECCION DE REVISOR FISCAL PRINCIPAL Y SUPLENTE PARA EL PERIODO 2004 – 2006, FIJACION DE HONORARIOS Y DETERMINACION DE LA APROPIACION A QUE HACE REFERENCIA EL ARTICULO 79, NUMERAL 5 DEL ESTATUTO ORGANICO DEL SISTEMA FINANCIERO

El Secretario dio lectura a la proposición registrada ante la Secretaría de la Corporación, relacionada con la elección del Revisor Fiscal, la cual fue aprobada por la totalidad de las 67.183.019 acciones ordinarias presentes en la reunión y por 5.708.337 acciones con Dividendo Preferencial sin Derecho a Voto por cuanto el Representante de las Acciones ADR y GDR no tiene facultad para votar, es decir que el 80.30% de esta clase de acciones presentes en la reunión.

PROPOSICION No. 2

Se presenta a consideración de la Asamblea General de Accionistas a la firma Deloitte & Touche Ltda., para que continúe desempeñando, si a bien lo tiene la Asamblea, las funciones de Revisoría Fiscal para el período 2004 - 2006.

Para el ejercicio de la Revisoría Fiscal, la firma mencionada nombrará dos (2) Contadores Públicos.

Por estas gestiones se le reconocerían unos honorarios de Ciento cuarenta millones de pesos ($140.000.000) anuales más el correspondiente IVA, los cuales serán cancelados en 2 cuotas mensuales, por valor de $15.500.000 y una última cuota de $16.000.000, contadas a partir de abril próximo.

Para el adecuado desempeño de las labores de Revisoría Fiscal, la Corporación proveerá los recursos físicos y apoyo logístico necesarios.
En los términos de la Circular 020 de 2002 se presenta la siguiente descomposición:

El número de horas totales presupuestadas son 3.250, las cuales incluyen la participación en los Comités de Auditoría y en las reuniones de Junta Directiva a las cuales asistirán cuando lo considere conveniente o por invitación de los Directores y/o por la Administración, distribuidas así:

Categoría	Número de horas	Número de personas
Socio de Auditoria	110	1
Gerente de Auditoria	235	1
Senior de Auditoria	590	1
Staff de Auditoria	1.380	1
Especialistas de Impuestos y Legal	250	4
Especialistas en riesgos de Tesorería y derivativos	305	4
Especialistas de Sistemas	380	4
Total	**3.250**	

El tiempo asignado al Socio y al Gerente de Auditoría incluye la participación en reuniones de Junta Directiva y comités donde se requiera la presencia del Revisor Fiscal, este tiempo equivale a 60 horas.

Las personas asignadas a este proyecto en la parte de Auditoría son Contadores Públicos y estarán soportados en expertos de otras disciplinas como abogados, ingenieros de sistemas, y economistas, además contarán con la asesoría, en caso de ser necesario, de otros socios de la Firma o expertos a nivel mundial.

La totalidad de los gastos, en que incurra la Revisoría Fiscal para el desarrollo de sus funciones, correspondientes a viáticos, transporte, papelería, útiles de trabajo, correo, fax, teléfono, y télex, entre otros, serán asumidos por la Corporación, y los mismos se estiman en $40.0MM anuales.

Para el uso de la Revisoría Fiscal, la Corporación dispondrá en sus oficinas principales de Cali, Bogotá, Medellín y Barranquilla, de puestos de trabajo provistos con los siguientes elementos:

- Puestos de trabajo: Uno por cada ciudad
- Cocineta (*)
- Baños (*)
- Escritorios
- Computador
- Impresora
- Teléfono

- *Sumadora - calculadora*
- Correo Electrónico
- Fax (*)
- Fotocopiadora (*) y demás útiles necesarios para desarrollar sus labores.

(*) Estos elementos son compartidos con los funcionarios de la Corporación que laboran en cada una de las oficinas.

La Corporación no proporcionará ningún funcionario de su propia nómina para trabajar bajo la *dirección de la* Revisoría Fiscal.

VII. a. INFORME DE GESTION DE LA JUNTA DIRECTIVA Y EL PRESIDENTE A LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS

El Doctor Alejandro Zaccour Urdinola dio lectura al informe que conjuntamente presentaron la Junta Directiva y el Presidente a la Asamblea General Ordinaria de Accionistas, que dice:

"INFORME DE GESTION AÑO 2003

Durante el 2003 se vivió un ambiente de optimismo en la economía colombiana, en medio de la estabilidad de las principales variables macroeconómicas. La aprobación de reformas estructurales al final del 2002 y la estrategia del gobierno para corregir los desequilibrios en las finanzas públicas y reactivar la economía, generó confianza entre los inversionistas nacionales e internacionales. Una de las medidas fundamentales de la estabilización fiscal era la aprobación del referendo, que buscaba una reducción del gasto público en los próximos años. Tras la no aprobación del mismo, el gobierno presentó al Congreso un paquete alternativo de medidas económicas, el cual fue aprobado con modificaciones importantes al cierre de 2003. Los principales componentes de esta reforma son la sobretasa al impuesto de renta, impuesto al patrimonio e impuesto a las transacciones financieras.

El entorno macroeconómico se caracterizó por la estabilidad y el comportamiento positivo de las principales variables. La inflación registró una tendencia decreciente a partir de mayo, debido a la menor devaluación observada en los primeros meses del año y la corrección de los precios de los alimentos, factores que habían presionado al alza esta variable en el 2002. Al cierre del 2003 la inflación se ubicó en 6.49%.

Esto permitió que tras el incremento de 200 puntos base en las tasas de intervención entre enero y abril, el Banco de la República mantuviera inalteradas las tasas de interés y suministrara amplia liquidez a la economía a lo largo del año. En consecuencia las tasas de interés se mantuvieron estables en niveles bajos frente a los promedios históricos. La DTF nominal alcanzó un promedio anual de 7.8%, por debajo del 9.03% registrado en 2002, mientras que la DTF real promedio fue 0.62% en el 2003, frente al 2.53% observado en el 2002.


Tasa de Captación DTF E.A. y Tasa DTF Real sobre IPC
DTF
DTF real sobre IPC
DTF E.A.
Tasa DTF real sobre IPC
8.2%
8.1%
8.0%
7.9%
7.8%
7.7%
7.6%
2.0%
1.5%
1.0%
0.5%
0.0%
-0.5%
12-Dic-02
05-Ene-03
29-Ene-03
22-Feb-03
18-Mar-03
11-Abr-03
05-May-03
29-May-03
22-Jun-03
16-Jul-03
09-Ago-03
02-Sep-03
26-Sep-03
20-Oct-03
13-Nov-03
07-Dic-03
31-Dic-03

Fuente: Banco de la República

En este escenario de amplia liquidez la economía registró un crecimiento de 4.17% anual en el tercer trimestre (última cifra disponible), frente al mismo período del año anterior, impulsado principalmente por el desempeño positivo de los sectores de minería y agricultura. Este crecimiento fue mayor al esperado por todos los analistas y aun por el gobierno. Por el lado de la demanda, el crecimiento económico se explica en gran medida por la dinámica de la inversión (formación bruta de capital), que registró en el período enero septiembre un crecimiento anual de 19.44%. Los sectores más dinámicos en la inversión fueron la construcción, con un crecimiento de 17.04% en el periodo de referencia, seguido por el de maquinaria y equipo, cuyo crecimiento alcanzó un 14.97%.


Variación anual del PIB trimestral (crecimiento real)
4.17
6.0
4.0
2.0
-
-2.0
-4.0
-6.0
-8.0
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Fuente: DANE

Por otra parte, el comportamiento de la tasa de cambio fue la gran sorpresa para el 2003. Tras una devaluación cercana al 25% en el segundo semestre de 2002, la tasa de cambio de cierre de 2003 fue de 2,778.21 pesos, lo que representa una revaluación del peso frente al dólar de 3.02%.

La depreciación del dólar fue un fenómeno global a lo largo del año. Las principales monedas del mundo como el euro y el yen registraron una revaluación significativa en 2003, de 20% y 10% respectivamente. En Latinoamérica se registró una situación similar. El incremento en los flujos de capitales hacia la región, sumado a la reducción de la incertidumbre política que se observó durante gran parte de 2002, generaron apreciaciones significativas en las principales monedas latinoamericanas. El real brasileño registró una revaluación de 18%, y peso chileno un 17.6%.

A pesar de lo anterior, el Índice de Tasa de Cambio Real continuó con una tendencia creciente a lo largo del 2003, alcanzando un máximo histórico de 140.33 en el mes de octubre y cerrando el año en 138.19 unidades. Esto favoreció la dinámica de las exportaciones, que registraron entre enero y octubre un crecimiento del 7.8%, como resultado del incremento en las ventas hacia Estados Unidos y Europa, que compensaron la caída de las ventas a Venezuela y Ecuador.


DEVALUACIÓN NOMINAL ANUAL
40%
36%
32%
28%
24%
20%
16%
12%
8%
4%
0%
-4%
31-Oct-02
31-Dic-02
28-Feb-03
30-Abr-03
30-Jun-03
31-Ago-03
31-Oct-03
31-Dic-03


ITCR
(1994=100)
145
135
125
115
105
95
85
138.19
Ago-98
Dic-98
Abr-99
Ago-99
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Fuente: Banco de la República

Sistema Financiero

Los activos de las entidades financieras registraron un crecimiento de 9.2% en 2003, alcanzando 97.4 billones de pesos. Se destaca el crecimiento del 15.7% en el rubro de inversiones, inferior al 13.1% observado en 2002.

La cartera bruta tuvo un crecimiento de 5.8% en 2003, reflejando el mayor dinamismo de la economía y las condiciones favorables para el endeudamiento que se observaron a lo largo del año. El tipo de cartera con mayor crecimiento fue el microcrédito (45.8%), seguido por la de consumo (22.1%) y la comercial (7.4%), mientras que la hipotecaria decreció 11.8% (5.6% ajustada por la titularización hipotecaria).


Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
millones de pesos
54,000,000
52,500,000
51,000,000
49,500,000
48,000,000
46,500,000
45,000,000
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03


Crecimiento Cartera Bruta del Sistema Financiero
(excluyendo IOE y cooperativas)
variación % anual
25%
20%
15%
10%
5%
0%
-5%
-10%
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Fuente: Superintendencia Bancaria

En 2003 también se observó un comportamiento favorable de los indicadores de calidad y cubrimiento de la cartera. A diciembre, el Indicador de Calidad[1] se ubicó en 6.78%, nivel que no se observaba desde los primeros meses de 1998. Por su parte, el indicador de cubrimiento[2] se ubicó en 98.11% en diciembre.


Indicadores del Sector Financiero
calidad de cartera
cubrimiento de cartera
20%
18%
15%
13%
10%
8%
5%
120%
100%
80%
60%
40%
20%
0%
98.11%
6.78%
calidad de cartera
cubrimiento de cartera
Abr-99
Ago-99
Dic-99
Abr-00
Ago-00
Dic-00
Abr-01
Ago-01
Dic-01
Abr-02
Ago-02
Dic-02
Abr-03
Ago-03
Dic-03

Fuente: Superintendencia Bancaria

Por otra parte, los pasivos del sistema tuvieron un crecimiento de 8.6% en 2003. Se destaca la variación de 12.9% en el saldo de cuentas de ahorros en el mismo período, mientras las cuentas corrientes se incrementaron en 13.2%

[1] Indicador de Calidad = Cartera Vencida / Cartera Bruta
[2] Indicador de Cubrimiento = Provisiones / Cartera Vencida


Saldo de Pasivos del Sistema Financiero
millones de pesos
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Dic-95
Jun-96
Dic-96
Jun-97
Dic-97
Jun-98
Dic-98
Jun-99
Dic-99
Jun-00
Dic-00
Jun-01
Dic-01
Jun-02
Dic-02
Jun-03
Dic-03
Cuenta Corriente
Cuenta de Ahorros
CDT


Crecimiento Pasivos del Sistema Financiero
(excluyendo IOE y cooperativas)
variación % anual
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Abr-01
Jun-01
Ago-01
Oct-01
Dic-01
Feb-02
Abr-02
Jun-02
Ago-02
Oct-02
Dic-02
Feb-03
Abr-03
Jun-03
Ago-03
Oct-03
Dic-03
Cuenta Corriente
Cuenta de Ahorros
CDT

Fuente: Superintendencia Bancaria

En conclusión, el 2003 fue un año positivo para el sistema financiero. La recuperación iniciada a mediados de 2002 se consolidó tanto en la generación de utilidades como en los indicadores de calidad y cubrimiento de la cartera. Adicionalmente, en el 2003 se quebró la tendencia decreciente en el crecimiento de la cartera, que se observó entre abril de 1999 y agosto de 2002.

RESULTADOS DEL 2003

Durante el segundo semestre del año, los accionistas decidieron fortalecer patrimonialmente en $20,000 millones la Corporación con el objeto de otorgar una mayor capacidad de crecimiento acorde con las diferentes estrategias de cada negocio.

Los resultados operacionales antes de provisiones e impuestos de la Corporación presentan una notable mejoría con respecto al año anterior, al pasar de $17,316 millones en el 2002 a $34,709 millones en el 2003. Incluidas las provisiones y los impuestos, el cierre del 2003 presenta una pérdida acumulada de $8,799 millones producto de las provisiones realizadas en renta fija, principalmente por la reducción de la calificación de los bonos emitidos por Empresas Municipales de Cali (EMCALI), a la categoría más baja, lo que obligo a provisionar la totalidad de la inversión en estos títulos.


Utilidad Operacional antes de
Provisiones e Impuestos
100.45%
31.80%
13,138
17,316
34,709
Dic-01
Dic-02
Dic-03

BANCA CORPORATIVA

La cartera de Créditos bruta de la Corporación cerró el año 2003 en $956.935 millones, presentando un incremento del 1.2% frente al año anterior.

La calidad de la cartera de la Corporación (cartera vencida / cartera total) se encuentra en un 1.8% frente al promedio del sistema del 7.4% y un indicador de cubrimiento (provisiones / cartera vencida) cercano al 347% mientras el sistema lo tiene en un 94%; esto conlleva a que hoy más del 91.0% de nuestra cartera es productiva y sólo un 8.9% está calificada como C, D y E.

Por tipo de línea, el negocio de crédito ha enfocado la actividad en colocaciones a través de líneas de redescuento, a diciembre 2003, representan un 58% del total de la cartera, comparado con un 26% del año 1998, permitiendo minimizar los riesgos de conversión de plazos.

Evolución de la cartera de créditos



2003
2002
2001
2000
0%
20%
40%
60%
80%
100%
A
B
C
D
E

Siguiendo nuestra estrategia de consolidación comercial con nuestras filiales y al diseño y lanzamiento de nuevos productos, el volumen de las captaciones se incremento en un 8.2% a través de la red de banca privada frente al año anterior.

INVERSIONES

Durante el año 2003 se incrementó la participación del sector de infraestructura dentro del portafolio de inversiones de la Corporación, terminando éste con una participación del 44%, y se continuó con el plan de capitalización en la compañía International Business Communities (IBC), empresa en asocio con el Grupo Carvajal dedicada a la logística a través de la Tecnología en Internet.

Es importante destacar el crecimiento sostenido de los dividendos de las inversiones de la Corporación de los últimos años, el cual a cierre del 2003 generaron $34.570 millones.



A Dic/03 - $803,980
Financiero 0.49%
Tecnologia 0.70%
Inversores 0.46%
Alimentos 6.82%
Agroindustrial 9.48%
Quimico 10.59%
Cemento 1.08%
Filiales 13.22%
Otros 3.86%
Hotelero 9.53%
Infraestructura 43.77%

TESORERÍA

El 2003 fue un excelente año para el negocio de la tesorería, los ingresos netos antes de provisiones ascendieron a $40,764 millones, lo que significa un aumento del 10.2% frente al año anterior.

En el mercado de renta fija en pesos, mantuvimos el tercer puesto en el Ranking de creadores de mercado de deuda pública. El fortalecimiento de nuestras mesas de distribución nos permitió en el año 2003 obtener una participación del 7% en el mercado primario y 10% en el mercado secundario.

En el mercado de moneda extranjera y derivados logramos posicionarnos como líderes en las operaciones de spot, forwards y opciones peso dólar con operaciones cercanas a los USD 700 millones de dólares. Nuestra participación en el mercado spot fue de 21%, 10% para el mercado de forwards y más del 40% en opciones peso dólar incluyendo las opciones para acumular y desacumular reservas emitidas por el Banco de la República.

La estrategia en el manejo del portafolio de renta fija para el año 2003 estuvo encaminada en concentrarse en títulos líquidos. Esto nos permitió tener una alta rotación del portafolio y maximizar su rentabilidad. Para lograr lo anterior, fortalecimos nuestros canales de distribución reactivando el funcionamiento de Casa de Bolsa.

BANCA DE INVERSIÓN

Durante 2003, la Vicepresidencia de Banca de Inversión logró la mejor ejecución desde su creación. Se cerraron negocios por más de $3.1 billones, cifra superior a la de los demás competidores del mercado.

Esto se logro gracias a la consolidación de las estrategias que se definieron durante los últimos años y que permitieron aprovechar la reactivación de la economía, y por lo tanto del volumen de negocios, que se inició en 2003.

Es importante señalar que la ejecución se dio, de manera exitosa, en todas áreas del negocio, lo que hace de Corfivalle, la principal Banca de Inversión del país que ofrece sus servicios de manera integral a sus clientes.

Project Finance:

- Asesoría a ISA en la presentación de la oferta ganadora de la licitación de tres líneas de transmisión a 230 Kv en Bolivia por US$ 87.3 millones.
- Asesoría al Instituto de Desarrollo Urbano de Bogotá –IDU- y a Transmilenio S.A. en la estructuración financiera y adjudicación de las siete concesiones de obra para la adecuación de las troncales NQS y Avenida Suba al Sistema Transmilenio. El monto de las inversiones ascendió a $1.05 billones
- Asesoría financiera a la Unidad de Planeación Minero-Energética –UPME- en la estructuración financiera y adjudicación de las dos convocatorias públicas para la construcción, operación y mantenimiento de dos líneas de transmisión a 500 Kv por US$ 294 millones.

Sindicación de Créditos:

- Estructuración y colocación de un crédito sindicado para una empresa del sector real con la banca local por $150,000 millones.
- Estructuración y colocación de un crédito sindicado para el Acueducto y Alcantarillado de Bogotá –EAAB- con la banca local por $124,500 millones.
- Estructuración y colocación de un crédito sindicado para RCN Televisión con la banca local por $170,000 millones.
- Estructuración y colocación de un crédito sindicado para Gases del Norte del Valle con la banca local por $32,000 millones.

Emisión y Colocación de Bonos:

- Estructuración y colocación de una emisión de bonos con garantía parcial de la IFC para la Empresa de Acueducto de Barranquilla -Triple A- por $180,000 millones.
- Estructuración y colocación de una emisión de bonos para la Actiunidos S.A. por $100,000 millones.

Fusiones y Adquisiciones:

- Asesoría al Banco Andino en Liquidación en la Valoración y Venta de su cartera hipotecaria por $14,000 millones.
- Asesoría a Empresas Públicas de Medellín S.A. E.S.P en la capitalización del 56% de las acciones de las Centrales Hidroeléctricas de Caldas S.A. E.S.P. (CHEC) y la Empresa de Energía del Quindío S.A. E.S.P. (EDEQ). El monto de la capitalización ascendió a $196,906 millones

Adicionalmente se realizaron numerosas asesorías a empresas del sector real para evaluación de proyectos, diagnósticos financieros, valoraciones y definición de estrategias de inversión entre otros.

Para 2004, se espera continuar con este ritmo de ejecución, basado en los negocios actualmente contratados y en la actividad comercial que se ha venido desarrollando en los últimos meses.

Durante el año 2003, el Departamento de Investigaciones Económicas incrementó su posición en los medios de comunicación especializados a través de la publicación periódica de columnas de opinión, proyecciones macroeconómicas y el Consultorio Financiero Corfivalle. Adicionalmente, se dio inicio a las páginas de los Informes Económicos de Investigaciones Económicas en los sistemas de información Bloomberg y Reuters. En estas páginas se publica la Estrategia Económica Semanal, el Informe Mensual de Deuda Pública y el Informe Macroeconómico Trimestral. Así mismo, de acuerdo con el ranking de Alexa[3] la página web de la Corporación continuó como líder entre las páginas de consulta de información financiera en el país.

Por otro lado, se realizó el III Foro Corfivalle, en donde se reunieron los principales analistas económicos del país para discutir las proyecciones de las principales variables de 2004, con cubrimiento por parte de los principales medios de comunicación especializados.

FILIALES FINANCIERAS

[3] Compañía que recopila información de tráfico de páginas web

Leasing del Valle S.A. C.F.C. Durante el 2003, la compañía consolidó el crecimiento de los años anteriores, registrando al cierre del ejercicio un incremento del 72% en el saldo de los Bienes dados en Leasing Netos, el cual pasó de $120.516 millones en diciembre de 2002 a $207.057 millones al terminar el 2003.

Por su parte, el indicador de cartera vencida ponderado (Leasing y Crédito) cerró en 1.18% lo cual confirma que, pese al crecimiento importante de la cartera, la compañía mantiene su indicador de calidad de la cartera en niveles altamente satisfactorios.

Es de resaltar que los bienes recibidos en pago y restituidos presentaron una disminución del 48.5% al pasar de $698 millones en diciembre de 2002 a $360 millones al cierre de 2003, cifra ésta que representa tan sólo un 0.14% del total de activos de la compañía a dicha fecha. Este comportamiento refleja, entre otros, la adecuada selección del riesgo, la calidad de los activos financiados y la gestión oportuna para la comercialización de dichos bienes.

Al cierre de 2003, las utilidades de la entidad ascendieron a $4.255 millones superiores en 42% a los $3.000 millones alcanzados en diciembre de 2002. El patrimonio cerró en $26.300 millones y el indicador de solvencia en 12.55%, frente al mínimo legal requerido del 9%.

Fiduciaria del Valle. Al cierre del 2003, la Fiduciaria, con utilidades por $ 4.229 millones, obtuvo un retorno patrimonial para sus accionistas del 24.77%. Los Activos Administrados por Fiduvalle, alcanzaron la cifra de $ 3.17 billones, con un crecimiento del 23.3% frente a los $ 2.57 billones del cierre del 2002. Dentro de estos activos, los correspondientes a Fiducia de Inversión aumentaron un 27.2%, pasando de $ 416.269 millones en 2002 a $ 529.284 millones en 2003 producto del posicionamiento del FCO Valor Plus, que al cierre del 2003 se ubicó como el tercer FCO del país, al igual que el crecimiento del FCE Renta Plus, el cual pasó de $ 28.967 millones a $ 92.266 millones durante el 2003. Cabe destacar la excelente calificación 2/AAA asignada a ambos Fondos por Duff and Phelps de Colombia. Por su parte, los activos administrados correspondientes a Fiducia de Administración presentaron un crecimiento del 34.9% al pasar de $ 1.37 billones a $ 1.84 billones, ubicando a Fiduvalle como la tercera fiduciaria en volumen de activos de éste rubro

Cofivalle Finance (Bahamas) Limited continuó, en el ejercicio que termina, con la tendencia positiva de años anteriores, alcanzando utilidades netas para el 2003 por 755 mil dólares americanos, registrando un incremento del 14% en sus utilidades frente al período anterior. Mantiene su compromiso de incrementar la solidez patrimonial y, en especial, brindar a su clientela la confidencialidad necesaria para servirles como su Banco Offshore.

PRINCIPALES MEDIDAS REGULATORIAS

a) Relación de Solvencia:

La relación de solvencia de la Corporación se vio afectada por dos importantes hechos. Primero el fortalecimiento patrimonial que los accionistas hicieron a la entidad, y segundo por el cambio en la norma mediante circular externa 031 de junio 27 de 2003 expedida por la Superintendencia Bancaria,

la cual modificó las volatilidades que se utilizan para estimar el cálculo del Valor en Riesgo (VeR), afectando principalmente el factor IGBC con una disminución del 8% al 6% para las inversiones bursátiles y del 12% al 9% para las inversiones no bursátiles o que no cotizan en bolsa.

Estos hechos conllevaron a que el indicador de solvencia pasara del 10.74% en diciembre de 2002 al 11.97% en diciembre de 2003, reflejando una variación del 11.54%.

b) Evaluación del riesgo crediticio de cartera e inversiones:

Atendiendo las disposiciones de la Superintendencia Bancaria con respecto al Sistema de Administración de Riesgo Crediticio (SARC), durante el 2003 la Corporación trabajó en la calibración del modelo para determinar las Pérdidas Esperadas asociadas al negocio de crédito.

En este trabajo de calibración ha sido fundamental la plataforma tecnológica y de soporte, diseñada e implementada por el área de Sistemas de la Corporación, la cual facilita trabajar con las estadísticas cuantitativas y cualitativas de todos nuestros clientes, materia prima necesaria para el desarrollo del modelo.

Lo anterior ha permitido que la Corporación, además de cumplir con los cronogramas propuestos por la Superintendencia Bancaria con relación al SARC, esté en capacidad, a partir del 2004, de correr en paralelo el sistema de provisiones actual, con el modelo de Pérdida Esperada. Los resultados de este paralelo, arrojarán información básica para hacer los ajustes necesarios al modelo, tal como lo dispone la Superintendencia.

En cuanto al modelo propio para valorar las inversiones, se continuó con los ejercicios de calibración, cumpliendo en un todo con los cronogramas establecidos con la Superintendencia Bancaria.

c) Bienes Recibidos en dación de Pago :

Para dar cumplimiento a lo dispuesto en el artículo 110 del Estatuto Orgánico del Sistema Financiero, la Superintendencia Bancaria mediante la expedición de la Circular Externa 034 de Agosto 6 de 2003, modificó en su integridad el Capítulo III de la Circular Externa 100 de 1995 (Circular Básica Financiera y Contable).

De acuerdo con la circular expedida la Corporación, deberá registrar en sus balances provisiones sobre las daciones en pago así:

Bienes Inmuebles:

1. Bienes recibidos en dación en pago con más de 2 años: Se debe constituir en alícuotas mensuales una provisión adicional hasta alcanzar el 80% del costo de adquisición del bien a Diciembre de 2005

2. Bienes recibidos en dación en pago con menos de 2 años (se encuentran dentro del plazo legal de enajenación): Se debe constituir una provisión equivalente al 30% del costo de adquisición del bien, dentro del año siguiente a la recepción del bien. Para el segundo año se debe provisionar otro 30% en alícuotas mensuales y el 20% en una sola cuota al finalizar el segundo año.

Bienes muebles:

Respecto de los Bienes Recibidos en Daciones de Pago-BRDP muebles se debe constituir dentro del año siguiente de la recepción del bien una provisión equivalente al 35% del costo de adquisición del BRDP, la cual debe incrementarse en el segundo año en un 35% adicional hasta alcanzar el 70% del valor en libros del BRDP antes de provisiones. Una vez vencido el término legal para la venta sin que se haya autorizado prórroga, la provisión debe ser del 100% del valor en libros del BRDP antes de provisiones. En caso de concederse prórroga el 30% restante de la provisión podrá constituirse dentro del término de la misma.

TECNOLOGÍA

Se ha hecho énfasis en el mejoramiento de los esquemas de seguridad de la información, para lo cual se ha migrado el software de nuestros equipos principales a las últimas versiones de software liberadas, y se a efectuado un proceso de aseguramiento sacando el mayor provecho de estas plataformas, con el propósito de darle una mayor confianza al cliente cuando efectúa transacciones con nosotros.

En lo que respecta a proyectos o implementaciones de software se logro consolidar la solución de SARC de crédito y SARI con el fin de soportar el paralelo de cálculo de provisión que se inicia en el mes de Enero de 2004. También se logro automatizar y unificar el proceso de generación del "PyG diario" de tesorería, herramienta fundamental para la consolidación de los esquemas de control de riesgo de tesorería. Se fortalecieron las soluciones para soportar todo lo referente a SIPLA y a la detección de operaciones sospechosas e inusuales.

Se inicio y se adelanto en un altísimo porcentaje el desarrollo necesario para la integración de las aplicaciones de Cartera y Garantías, dando de esta forma cumplimiento a una solicitud expresa de la Superintendencia Bancaria.

En lo referente a Leasing del Valle se concluyo el montaje del modulo de importaciones, se dio inicio a la implementación del modulo de seguros, se trabajo en el afinamiento de la solución de SARC con el fin de soportar el paralelo de provisiones que se inicia en el mes de Enero de 2004 y se desarrollaron todas las adecuaciones para dar cumplimiento a la circular 22 de la Superintendencia Bancaria, sobre el esquema de contabilización de contratos.

En Fiduvalle se implemento la solución de Fiducia en Garantía, se concluyo la implementación del modulo de Cuentas por Cobrar y Provisiones, se inicio el desarrollo del modulo para soportar el proceso de Rendición de Cuentas, se adelanto en un alto porcentaje el desarrollo de la solución de Caja y Bancos para la Fiduciaria y se adelantaron las modificaciones para soportar el circular 32 "T0" de la Superintendencia Bancaria.

En lo que respecta a Casa de Bolsa se soporto el proceso de reactivación de la misma, dentro de este proceso de llevo acabo el montaje de la nueva solución para el registro de operaciones de Bolsa "OYD" y se implemento el modulo de contabilidad integrado que posee dicha solución.

ADMINISTRACIÓN

Como consecuencia de la optimización de nuestros procesos operativos y al resultado de la reorganización y adecuación de la estructura administrativa, se obtuvo una mejoría en el índice de eficiencia administrativa (Gastos / Activos promedios) ubicándose en niveles del 1.52% al 2003 frente al 1.60% del 2002.

En materia de cumplimiento de las normas sobre propiedad intelectual y derechos de autor la Corporación se encuentra al día en el licenciamiento del software utilizado y ha establecido políticas y procedimientos internos para efectuar el seguimiento a las instalaciones existentes.

De igual manera en el ámbito jurídico la Corporación ha venido cumpliendo a cabalidad las disposiciones legales, de las entidades de control y las estatutarias que la rigen.

En sus políticas se ha ceñido a los procedimientos tanto legales como internos establecidos y aprobados por la Junta Directiva.

En cuanto a los procesos en que es parte la Corporación, se atienden con la debida diligencia, dentro de las normas legales y procedimentales aplicables.

Por su parte las operaciones celebradas con socios y administradores presentan saldos activos por valor de $14.412 millones y corresponden al 0.65% de los activos totales de la entidad. Las condiciones de estas operaciones no difieren de las realizadas con terceros.

Con el fin de dar cumplimiento al artículo 47 de ley 222 de 1995, se indica que desde el cierre del balance hasta la fecha del presente informe no se ha presentado ningún hecho que pudiere afectar el normal desarrollo de la Corporación.

PERSPECTIVAS 2004

El principal reto de la economía colombiana durante 2004 será consolidar el vigor de la reactivación que se inició en 2003. Los indicadores de confianza tanto del consumo como de la inversión, así como la tendencia a la reducción en la tasa de desempleo, que se dio en 2003, son señales claras que nos permiten ser optimistas.

Esperamos un mayor dinamismo de la cartera de créditos, teniendo en cuenta el proceso de reactivación de la economía y el nivel de tasas de interés observadas en la actualidad. Lo anterior debería llevar a un mejor desempeño de la demanda interna, factor que se podría convertir en el principal dinamizador del crecimiento económico en 2004. Por otro lado, las estrategias en materia de seguridad adelantadas por el actual gobierno, continuarán siendo fundamentales para incrementar la confianza de los empresarios en el país.

Un tema fundamental durante 2004 será la negociación de acuerdos comerciales preferenciales, especialmente con Estados Unidos. Dichas negociaciones serán definitivas para el futuro de las empresas colombianas, que tendrán que enfrentar mercados con grandes posibilidades de crecimiento y una competencia mucho más directa que la que se observa en la actualidad. En este sentido, es probable que se incrementen las necesidades de recursos del sector privado, para adelantar procesos de ampliación de la capacidad y prepararse para enfrentar el nuevo escenario económico.

Por último, la mayor incertidumbre económica durante 2004 será la manera como el gobierno y las autoridades enfrenten el riesgo latente en el tema fiscal. Las autoridades económicas deberán centrar sus esfuerzos en mantener la confianza de los inversionistas, mediante la continuación del programa de ajuste de las finanzas públicas iniciado en los años anteriores.

Finalmente, queremos agradecer a los Accionistas, la Junta Directiva y todo el personal de la Corporación por su continuo apoyo y dedicación que fueron decisivos para obtener las metas planteadas.

ALEJANDRO ZACCOUR URDINOLA
Presidente"

Los miembros de la Junta Directiva acogen y hacen suyo el presente informe.

Acto seguido, el Presidente presentó las operaciones realizadas entre la CFV con sus subordinadas y vinculadas, las cuales están contempladas en el balance y estado de resultados del ejercicio del año 2003 y cuyo detalle aparece en la nota # 30.

VIII. b. LECTURA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUALES Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y DE LOS ESTADOS DE RESULTADOS CORRESPONDIENTES, ASI COMO DE LA INFORMACION SUPLEMENTARIA REQUERIDA POR LA SUPERINTENDENCIA DE VALORES.

En este punto del orden del día el Señor Jorge Alberto Valencia solicitó al Presidente que para una próxima Asamblea que se presenten los estados financieros, fueran entregados al momento de llegar a la reunión para poderlos analizar y no cuando se trate el punto.

Al respecto, el Doctor Zaccour le indicó que su petición se analizaría para una próxima reunión, pero le recordaba a todos los accionistas que todos los documentos que ordena la Ley, incluidos los estados financieros con sus notas, habían estado a disposición de los accionistas en las oficinas del Secretario de la Corporación. Así mismo le manifestó que las puertas de la Corporación estaban abiertas, no solo a él, sino a cualquier accionista que quisiera hablar con el Presidente de la Institución.

A continuación el Presidente solicitó al Secretario dar lectura a los Balances de Propósito General Individuales y Consolidados al 31 de Diciembre de 2003 y de sus correspondientes Estados de Resultados, así como a la información suplementaria exigida por la Superintendencia de Valores:

VIII. c. LECTURA DE LOS INFORMES QUE ACERCA DE LOS BALANCES AL 31 DE DICIEMBRE DE 2003 Y DE LOS ESTADOS DE RESULTADOS RINDE EL REVISOR FISCAL, Y DEMAS INFORMACION LEGAL.

El Doctor Jesús Darío López, Revisor Fiscal Suplente de la Corporación dio lectura a los informes que rinde la Revisoría Fiscal de los Estados Financieros de la Corporación y Consolidados:

VIII. d. LECTURA DEL ANEXO QUE CONTIENE LA INFORMACION EXIGIDA POR EL ARTICULO 446 DEL CODIGO DE COMERCIO EN SU NUMERAL 3º.

En cumplimiento a los ordenamientos del Artículo 446 Numeral 3 del Código de Comercio, la Junta Directiva y el Presidente de la Corporación, informan a los señores accionistas que durante el ejercicio terminado el 31 de diciembre de 2003 se realizaron las siguientes operaciones:

(Valores expresados en miles de pesos colombianos, excepto la conformación del capital)

➢ Por salarios a directivos y bonificaciones a directivos	2.892.052
➢ Por concepto de honorarios Junta Directiva devengaron en el ejercicio la suma de	119.000
➢ Se pagó por concepto de honorarios a Asesores Independientes la suma de	1.467.294
➢ Se pagó por concepto de gastos de viaje la suma de	148.306
➢ Las donaciones realizadas por la Corporación en el ejercicio fueron	35.543
➢ En publicidad y propaganda se gastó la suma de	862.973
➢ En relaciones públicas se gastó la suma de	169.875
➢ En transportes se gastó la suma de	658.958

- Los depósitos de la Corporación en el exterior al cierre del ejercicio eran de US$271.518.49 y en miles de pesos $762.207.

- Las obligaciones en moneda extranjera a esta misma fecha eran de US$73.231.82 y en miles de pesos $205.576.354.

Las inversiones de la Corporación a diciembre 31 de 2003, eran las siguientes:

Sociedades anónimas y de personas	655.221.151
Entidades financieras del exterior	23.572.727
Inversiones de liquidez	299.152.521
Inversiones Obligatorias	20.414.765

La conformación del capital de la Corporación a Diciembre 31 de 2003, era la siguiente:

Número de Acciones	Número de Acciones	Capital Pesos
Autorizado	100.000.000	1.000.000.000
Por suscribir	13.975.653	139.756.530
Suscrito y pagado	86.024.347	860.243.470

- Las cuentas contingentes y cuentas de orden a diciembre 31 de 2003, ascendieron a $8.226.117 millones.

VIII. e. LECTURA DE LA INFORMACION EXIGIDA POR LA CIRCULAR No. 007 DE 1996 DE LA SUPERINTENDENCIA BANCARIA.

De conformidad con lo establecido en la Circular Externa No. 007 de 1996 emitida por la Superintendencia Bancaria y en razón a las funciones propias del Comité de Auditoria, se indican a continuación las principales actividades llevadas a cabo por este Comité durante el año 2.003.

- Conoció y evaluó el dictamen de los Estados Financieros de la Corporación Financiera del Valle al 31 de Diciembre de 2002 presentado por el Revisor Fiscal, así como el resultado de los Estados Financieros al cierre del mismo año.

- Confirmó el concepto del Revisor Fiscal respecto a la suficiencia y adecuadas medidas de control interno de la entidad a presentar en la Asamblea General de Accionistas. (artículo 209 C. de C.)

- Supervisó la elaboración del informe de las labores desarrolladas y evaluadas por el Comité de Auditoría durante 2002.

- Aprobó el Plan de Trabajo a desarrollar por la Contraloría y conoció el Plan de trabajo del Revisor Fiscal para el año 2003.

- Supervisó el trabajo desarrollado por la Contraloría para la implementación del SARC.

- Supervisó las funciones y actividades de auditoría y evaluó la suficiencia y efectividad de los informes de control interno en los siguientes temas y lo confiable de su trabajo:

    - Proyecto SARC
    - Confirmaciones de saldos de CDTs, Bonos y Obligaciones Financieras
    - Seguridades del Sistema y Aplicativos
    - Inversiones de Renta Variable
    - Nómina de Salarios
    - Bienes recibidos en dación en pago
    - Posición Propia
    - Impuestos
    - Proyecto de Tesorería 2003.
    - Cartera
    - Banca Privada
    - Lavado de Activos
    - Inversiones de Renta Fija
    - Conciliaciones Bancarias
    - Proyecto de evaluación de riesgo crediticio en Inversiones SARIN
    - Controles de Ley

  Verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció las actividades del Revisor Fiscal, evaluó la suficiencia y efectividad de sus informes sobre los diferentes temas, y verificó las medidas tomadas por la Administración en relación con los temas expuestos derivadas de las sugerencias y recomendaciones.

- Conoció y evaluó los informes del Oficial de Cumplimiento efectuados durante el año 2003.

- Conoció y evaluó los requerimientos y los informes de inspección de la Superintendencia Bancaria efectuados durante el año 2003.

- Conoció la evolución de la Evaluación y Calificación de Cartera y Provisiones de la Corporación, y las actuaciones del respectivo Comité.

- Conoció de la actualización del Manual de Políticas y Procedimientos SIPLA, así como el contenido de la Circular Externa 25 de 2003 emitida por la Superintendencia Bancaria.

VIII. f. CONSIDERACION POR PARTE DE LA ASAMBLEA DE LOS BALANCES DE PROPOSITO GENERAL INDIVIDUAL Y CONSOLIDADOS AL 31 DE DICIEMBRE DE 2003 Y SUS CORRESPONDIENTES ESTADOS DE RESULTADOS, ASÍ COMO DEL INFORME DE GESTION Y DEL REVISOR FISCAL.

Antes de someter los Estados Financieros a consideración de los Accionistas, el Secretario dio lectura a los Oficios mediante los cuales la Superintendencia Bancaria estimó que se podían someter a consideración de la Asamblea Ordinaria General de Accionistas los Estados Financieros de la Corporación y autorizaba su publicación.

A continuación el Doctor Zaccour puso a consideración de los Señores Accionistas el Balance General y el Estado de Resultados ya leídos y solicitó informaran si deseaban alguna aclaración adicional.

Una vez dadas las explicaciones solicitadas, el Presidente de la Asamblea Doctor Alejandro Zaccour, pregunta a los Señores Accionistas si aprueban los Estados Financieros presentados a su consideración. La Asamblea aprobó la siguiente proposición:

PROPOSICION No. 3

La Asamblea General de Accionistas de la Corporación Financiera del Valle S.A.

RESUELVE:

Aprobar los Balances de Propósito General Individual y Consolidados al 31 de Diciembre de 2003 y su correspondiente Estado de Resultados, así como el Informe de Gestión y del Revisor Fiscal.

La anterior proposición fue aprobada con el voto favorable de 65.861.799 acciones Ordinarias, ya que del total de las acciones representadas en la reunión, se abstuvo de votar la representante del

Doctor Mario Scarpetta Gnecco, propietario de 653.586 acciones y de las Doctoras Consuelo Scarpetta Gnecco, propietaria de 20.650 acciones y Lilly Scarpetta Gnecco, propietaria de 646.984 acciones, quienes por ser Directores de la Financiera se abstienen de aprobar con sus propias acciones las cuentas de la Administración. Igualmente esta proposición fue aprobada por las 5.708.337 acciones con Dividendo Preferencial y sin Derecho a Voto, por cuanto la Representante de los Fondos ADRs y GDRs se abstiene de aprobar por cuanto solo tiene facultades para asistir a la Asamblea y no para tomar decisiones.

IX. DIVIDENDO ACCIONES CON DIVIDENDO PREFERENCIAL Y SIN DERECHO A VOTO

El Presidente de la Asamblea recordó a los Accionistas que cada acción con Dividendo Preferencial y sin Derecho a Voto le dará derecho a su titular a recibir un dividendo mínimo preferencial anual equivalente al 2% del precio de suscripción en pesos de cada acción ($5,000), suscripción que se efectuó en 1993.

A partir del ejercicio 1993 este dividendo se ajustará cada año en una suma equivalente al 100% de la variación del índice de precios al consumidor (IPC), certificado anualmente por la autoridad competente colombiana, para el calendario. El reajuste producirá efectos para la liquidación del dividendo correspondiente al ejercicio en que se certifique el índice de referencia. El dividendo mínimo preferencial para el ejercicio de 2003 es de $436,94.

Como los resultados de la Corporación correspondientes al ejercicio del año 2003 se vieron afectados por las provisiones realizadas en las inversiones de renta fija, por la reducción de la calificación de algunos emisores a la categoría mas baja, lo que obligo a provisionar la totalidad de la inversión en estos títulos, lo que conllevó a que el cierre del año no presentará utilidades, el dividendo correspondiente a este ejercicio se acumulará a los dividendos de los ejercicios de los años 2000 por $356.25, 2001 por $383.50 y 2002 por $410.31, para ser pagados con las utilidades del ejercicio del año 2004 a los titulares que aparezcan inscritos en el libro de accionistas de la Corporación, en las fechas de pago determinadas por la Asamblea de Accionistas que se lleve a cabo en el año 2005. Dicho pago tendrá preferencia sobre cualquier otro dividendo a cargo de las acciones ordinarias.

El dividendo acumulado por acción asciende a la suma de $1.586,99.

En relación con el dividendo del ejercicio de 1999 se pierde, de conformidad con los estatutos de la Corporación y con el Prospecto de Colocación de las Acciones con Dividendo Preferencial y sin Derecho a Voto, que contemplan que en el evento en que los titulares de estas acciones no reciban el dividendo mínimo por un período superior a cuatro años fiscales consecutivos, tendrán derecho solo a recibir un dividendo en efectivo igual a la suma acumulada dentro de los últimos cuatro años.

Las acciones ordinarias no tendrán derecho a dividendo sobre el ejercicio de 2003.

El resultado del ejercicio 2003 se acumulará al resultado del ejercicio anterior.

IX. PROPOSICIONES Y VARIOS

No habiéndose presentado ningún tema sobre este punto y no existiendo otros que tratar, siendo las 12:30 p.m. se levantó la sesión.

ALEJANDRO ZACCOUR URDINOLA
Presidente

OSCAR CAMPO SAAVEDRA
Secretario